SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

iGATE Computer Systems Limited

(formerly known as Patni Computer Systems Limited)

(Names of Subject Company (Issuer))

iGATE Corporation

(Names of Filing Persons (Offeror))

Pan-Asia iGATE Solutions

iGATE Global Solutions Limited

(Names of Filing Persons—(Other Person(s))

Schedule 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

iGATE Computer Systems Limited

(formerly known as Patni Computer Systems Limited)

(Names of Subject Company (Issuer))

iGATE Corporation

Pan-Asia iGATE Solutions

iGATE Global Solutions Limited

iGATE Computer Systems Limited

(Names of Filing Persons—(Other Person(s))

Common Stock, par value Rs. 2.0 per share

American Depositary Shares, each representing two shares of Common Stock

(Title of Class of Securities)

703248203

(CUSIP Number of Class of Securities)

Mukund Srinath

Senior Vice President—Legal & Corporate Secretary

iGATE Corporation

6528 Kaiser Drive

Fremont, CA 94555

(510) 896-3015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Srinivas S. Kaushik, Esq. Joshua N. Korff, Esq. Michael Kim, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Marcia A. Wiss, Esq. Peter Kohl, Esq. Joseph G. Connolly, Jr., Esq. Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, D.C. 20004 (202) 637-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$92,949,637.30	$10,652.03

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 9,738,262 shares of the outstanding Common Stock, par value Rs. 2 per share, at a price per share of Rs. 520 in cash. The exchange rate used to convert the transaction value in Indian Rupees to U.S. dollars for purposes of calculating the filing fee is US$1.00 = Rs. 54.4800 as published by the Federal Reserve Bank of New York for May 18, 2012. All references to “$” means “United States Dollars.” All references to “Rs.” or “Rupee” means “Indian Rupees.”
**	The amount of the filing fee equals $114.60 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4 (i) (Cross-Border Issuer Tender Offer).
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

INTRODUCTION

For a table of cross references between the contents of this Tender Offer Statement and the requirements of Schedule TO, see the section entitled “Cross Reference Sheet.”

Recent Developments

•

Termination of the Company’s ADR Program. On December 14, 2012, iGATE Computer Systems Limited (formerly known as Patni Computer Systems Limited), a public limited company organized under the laws of India (the “Company”) provided termination and amendment notice to holders of its American Depositary Receipt (“ADR”) program, pursuant to the terms of the Deposit Agreement, dated December 7, 2005 between the Bank of New York Mellon, as Depositary, and the Company, as amended (the “Deposit Agreement”). Under the terms of the Deposit Agreement, the ADR program will terminate on January 13, 2013. Following termination of the ADR program, the Depositary will service the ADRs until March 13, 2013, allowing holders to transfer their ADRs or exchange their ADRs for the underlying equity shares of the Company, par value Rs. 2 (the “Shares” or the “Common Stock”). On or around March 13, 2013, the Depositary expects to tender any Shares remaining in the ADR program into the Subsequent Offering Period (as defined below) and provide holders of ADRs the cash proceeds, less customary expenses. On February 12, 2013 the Depositary issued a notice to ADR holders (the “Subsequent Notice”) stating the tax treatment of the Depositary’s tender of any remaining shares into the Subsequent Offering Period will be the maximum rate of 42.04%, as disclosed in the Exit Letter of Offer. The primary purpose for the Company’s termination of the ADR program is to allow for the consolidation of the Company with iGATE Global Solutions Limited pursuant to a Scheme of Arrangement, as described below. The ADR Termination Notice and Subsequent Notice have been filed as Exhibits to this Schedule TO.

•

Scheme of Arrangement filed in India. In addition, on December 29, 2012 the Company sent to its shareholders a notice convening the meeting of shareholders to approve the Scheme of Arrangement of the Company with iGATE Global Solutions Limited, filed with the High Court of Judicature at Bombay on October 29, 2012 (the “Scheme”). Pursuant to the terms of the Scheme, holders of Shares will receive 5 shares of common stock, par value Rs. 10 in iGATE Global Solutions Limited (“iGS Shares”) for each 22 Shares in the Company. Prior to the completion of the merger contemplated by the Scheme (the “Merger”), the terms of the Subsequent Offering Period will not change. At the Merger, holders of Shares will be issued 5 iGS Shares for each 22 Shares (the “Share Exchange Ratio”). Fractional entitlements, if any, arising pursuant to the applicability of the Share Exchange Ratio as above shall be rounded off to the nearest higher integer. Following completion of the Merger, iGS Shares will be accepted pursuant to the terms of the Subsequent Offering Period described in this Schedule TO, subject to a price adjustment to account for the Share Exchange Ratio. Following completion of the Merger, each iGS Share may be tendered into the Subsequent Offering Period for Rs. 2,288 until May 27, 2013. On February 11, 2013, the Company filed the Chairman’s Report of the meeting of shareholders approving the Merger with the High Court of Judicature at Bombay. The Notice to Shareholders (including the Scheme of Arrangement), Public Notice and Chairman’s Report have been filed as Exhibits to this Schedule TO. In addition, copies of any documents made available at the Company’s registered office in India will also be made available at the offices of iGATE Corporation, a Pennsylvania Corporation (“iGATE”), at 6528 Kaiser Drive, Fremont, CA.

The Delisting Offer and the Delisting Regulations

This is a combined Tender Offer Statement on Schedule TO and Schedule 13E-3 in accordance with general Instruction J to Schedule TO (collectively, the “Schedule TO”) and is being filed by iGATE, Pan-Asia iGATE Solutions (the “Acquirer”) and iGATE Global Solutions Limited (“iGATE India” and together with the Acquirer, the “Promoters”). Because the board of directors of the Company recommended that the Company’s shareholders tender their shares of Common Stock into the Delisting Offer (as defined below), the Company is also considered to be engaged in a “going private transaction” subject to Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and therefore, the Company has joined iGATE and the Promoters in the filing of the Schedule 13E-3 portion of the combined filing. The Company, iGATE and the Promoters are herein referred to as the “Filing Persons.” This Schedule TO relates to the subsequent offering period which commenced on May 28, 2012 and continue through May 27, 2013 (the “Subsequent Offering Period”) of the delisting offer that was commenced by the Acquirer on March 14, 2012 to (a) acquire all the remaining issued and outstanding “Shares” of its majority-owned subsidiary, the Company and (b) delist the shares from the Bombay Stock Exchange Ltd (the “BSE”) and the National Stock Exchange of India Limited (the “NSE and, together with the BSE, the “Indian Stock Exchanges”) (clauses (a) and (b), collectively, the “Delisting Offer”). The Promoters’ objective in making the Delisting Offer is to obtain 100% ownership of the Company while providing the Company’s public shareholders with the ability to exit fully from the shares of the Company at a price that has been determined by a price discovery mechanism known in India as a “reverse book building process” in accordance with Indian law and Indian market practice as described below.

On March 14, 2012, the Promoters published a public announcement in India to the Company’s public shareholders commencing the Delisting Offer to acquire all outstanding Shares held by such holders in accordance with the Delisting of Equity Shares Regulations, 2009 (the “Delisting Regulations”) of the Securities and Exchange Board of India (the “SEBI”) and on the terms and subject to the conditions set forth in the public announcement and a bid letter dated March 14, 2012 (the “Bid Letter”). In accordance with the Delisting Regulations, such public shareholders proposed a price of Rs. 520 per Share (the “Discovered Price”) through the reverse book building process (i.e. the price at which the largest number of shares were tendered by the public shareholders). On April 10, 2012, after expiration of the Initial Offering Period, the Promoters published a public announcement in India to accept the Discovered Price and accept all the bids at or below the Discovered Price. On April 13, 2012, the Promoters completed the payment of the Discovered Price to the public shareholders who had validly tendered their Shares at or below the Discovered Price.

As required by Regulation 21 of the Delisting Regulations, during the Subsequent Offering Period, the Company’s public shareholders who did not participate during the Delisting Offer or whose Shares were not accepted during the Initial Offering Period will be able to sell their Shares to the Promoters, at a price of Rs. 520 per Share (the “Final Price”). The Final Price offered in the Subsequent Offering Period is the same as the Discovered Price.

The Subsequent Offering Period in the United States will be conducted in compliance with the applicable requirements of Sections 13(e) and 14(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 13e-3 and Regulations 14D and 14E promulgated thereunder by the U.S. Securities and Exchange Commission (the “Commission”), other than the relief received from the Staff of the Division of Corporate Finance of the Commission by letter dated May 25, 2012. Holders of ADSs who exchange their ADSs for the underlying Shares, and U.S. holders of Shares can tender their Shares during the Subsequent Offering Period at the Final Price. The cash consideration to be paid to ADS holders, who exchange their ADSs for the underlying Shares, and U.S. holders of Shares who tender such Shares during the Subsequent Offering Period in the United States may be paid, at the holder’s option, in U.S. dollars (after being converted at the U.S. dollar spot rate against the Indian exchange rate on the day on which funds are received by the receiving agent or its custodian from the Promoters). The Promoters will pay the administrative fees and expenses of converting Indian Rupees to U.S. dollars during the Subsequent Offering Period such that no fees will be payable by U.S. holders of Shares or ADS holders, who exchange the ADSs for the underlying Shares and request payment in U.S. dollars. The Promoters will not pay any fees or commissions to any broker or dealer in connection with the Delisting Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Promoters for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

On or about May 28, 2012, the Common Stock was withdrawn from trading on the Indian Stock Exchanges. Public shareholders who did not participate in the tender process at the time of the price discovery period of the Delisting Offer, or who tendered their Common Stock at a price higher than the Final Price, and hence were not accepted as a part of the Delisting Offer, will be able to tender their Shares at the Final Price received by the other public shareholders who tendered their Shares in the Delisting Offer for a period of one year following the date of the delisting of Shares from the Indian Stock Exchanges, which occurred on May 28, 2012.

An indicative timetable, including the relevant dates and deadlines in connection with the Delisting Offer, is set forth under “Summary Term Sheet—Indicative Timetable.”

Additional Available Information

More information regarding the Company is available from its public filings with the Commission. See “Subject Company Information,” in this Schedule TO. In addition, more information regarding iGATE and the Promoters is available from iGATE’s public filings made with the Commission. See “Identity and Background of Filing Persons,” in this Schedule TO.

Except for a copy of the “Application Form,” the “Exit Letter of Offer” and the “Letter of Offer,” printed copies of the exhibits to this Schedule TO referred to herein and listed under “Exhibits” are not being distributed with this Schedule TO to holders of ADSs and/or holders of Shares who are U.S. residents. Nevertheless, any holder of an ADS or any holder of Shares who is a U.S. resident may obtain a copy of any of these exhibits, free of charge, by writing or telephoning us at iGATE Corporation, 6528 Kaiser Drive, Fremont, California 94555, Attention: Mukund Srinath, Corporate Secretary, (510) 896-3015 or from the Commission’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. The Commission also maintains a web site that contains reports and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

Forward Looking Statements

This Schedule TO and the documents incorporated by reference in this Schedule TO include certain forward-looking statements. These statements appear throughout this Schedule TO and include statements regarding the intent, belief or current expectations of the Filing Persons and their affiliates, including statements concerning the Filing Persons’ strategies following completion of the Transaction. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as general economic conditions, positions and strategies of competitors.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE DELISTING OFFER, PASSED UPON THE MERITS OR THE FAIRNESS OF THE DELISTING OFFER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NEITHER THE SECURITIES AND EXCHANGE BOARD OF INDIA, THE BOMBAY STOCK EXCHANGE NOR THE NATIONAL STOCK EXCHANGE OF INDIA LIMITED HAS APPROVED OR DISAPPROVED OF THE DELISTING OFFER, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights certain material information in this Schedule TO, but you should realize that it does not describe all of the details of the Delisting Offer to the same extent described elsewhere in this Schedule TO. We urge you to read this entire Schedule TO (including the Exit Letter of Offer and the Letter of Offer which are filed as exhibits to this Schedule TO and which are attached hereto) because they contain the full details of the Delisting Offer.

The Delisting Offer

In connection with the Delisting Offer by the Promoters to purchase the Company’s Shares from its public shareholders in order to delist the Company from the Indian Stock Exchanges, which occurred on May 28, 2012, on April 10, 2012, the Promoters, iGATE and the Company, announced the Final Price of Rs. 520 per Share. The Final Price was the discovered price (i.e., the price at which the largest number of equity shares were tendered by the Company’s public shareholders) determined through a reverse book building process in accordance with applicable Indian regulations.

Pursuant to the Delisting Regulations, the Acquirer is commencing the Subsequent Offering Period to purchase all remaining outstanding Shares in accordance with the Delisting Regulations at the Final Price of Rs. 520 per Share. Holders of ADSs who convert their ADSs into underlying Shares can tender their Shares during the Subsequent Offering Period and receive the Final Price.

Purpose of the Subsequent Offering Period

The purpose of the Subsequent Offering Period is to comply with the Delisting Regulations and allow the Promoters to obtain full ownership of the Company, while providing an exit opportunity for the public shareholders at a price that has been determined by a price discovery mechanism known in India as a “reverse book building process” in accordance with Indian law and Indian market practice as described herein. See “Special Factors—Purposes, Alternatives, Reasons and Effects of the Going Private Transaction.”

Principal Terms of the Delisting Offer

•  The Purchase of and Payout for the Common Stock. The Acquirer is offering to purchase Shares during the Subsequent Offering Period at the Final Price. Holders of Shares will not be entitled to any appraisal rights under Indian corporate law or the Delisting Regulations since the Final Price was determined through the reverse book building process provided for under the delisting regulations.

•  Outstanding shares of Common Stock Not Owned by the Promoters and their Affiliates. As of May 4, 2012, a total of 9,738,262 shares of Common Stock (including Common Stock represented by ADSs), or 7.17% of the Company’s total outstanding Shares, were held by persons other than the Promoters and their affiliates. As of May 4, 2012, a total of 2,396,489 ADSs, representing 1.76% of the Company’s total outstanding shares, were held by persons other than the Promoters and their affiliates.

•  Source and Amount of Funds. The total amount of funds required by the Promoters to purchase all of the outstanding shares of the Common Stock of the Company is Rs. 5,063,896, such amount is currently being held in the Escrow Account. The Promoters have obtained the necessary funds for the above purchase from third-party financing sources. For a more detailed description of the funds used in and the expenses related to the Transaction, see “Source and Amount of Funds or Other Consideration.”

•  The Promoters’ Position on the Fairness of the Delisting Offer. The Promoters have determined that the Delisting Offer and the Final Price that has been determined by the reverse book building process is procedurally fair to the Company’s unaffiliated public shareholders for purposes of Rule 13e-3 under the Exchange Act. The

Promoters have also determined that the Delisting Offer and the purchase price to be determined by the reverse book building process was procedurally fair for purposes of the Delisting Regulations, in each case, based primarily on the factors set forth in “Special Factors-Determination of Fairness by the Promoters.” In addition, because of the specific procedures mandated by the Delisting Regulations and Indian practice with respect to delisting offers made under the Delisting Regulations, the Promoters did not believe that a review of any other factors, such as the factors listed in Instruction 2 to Item 1014 of SEC Regulation M-A (which include consideration of the Company’s current and historical market prices, net book value, going concern value and liquidation value), was necessary in order to support their fairness determination.

•  Patni’s Position on the Fairness of the Delisting Offer. The Company‘s independent non-interested directors have determined that the Delisting Offer and the Final Price are procedurally fair to the Company’s unaffiliated public shareholders and ADS holders for purposes of Rule 13e-3 under the Exchange Act. The Company’s independent non-interested directors have also determined that the Delisting Offer and Final Price is substantively fair to the shareholders and ADS holders who exchange their ADSs for underlying Shares. In reaching this determination, the independent non-interested directors of the Company’s board of directors consulted the Company’s management and the Company’s financial and legal advisors and considered a number of factors including the price discovery mechanism required by the Delisting Regulations. Accordingly, the Company has determined that the Delisting Proposal is procedurally fair to the unaffiliated minority holders of the Company’s Common Stock and ADSs and that the Delisting Offer, including the Discovered Price, is substantively fair to the unaffiliated minority holders of the Company’s Common Stock and ADSs. See “Special Factors—Patni Fairness Determination.”

•  Tendering of ADSs. U.S. holders of ADSs are not permitted to directly tender ADSs in the Subsequent Offering Period of the Delisting Offer, but must instead, if they elect to tender, cancel their ADSs and receive the underlying shares of Common Stock and then tender such shares of Common Stock. See “Terms of the Delisting Offer—Tendering of ADSs.”

•  Withdrawal of tendered Shares. There are no withdrawal rights during the Subsequent Offering Period.

•  No Appraisal Rights. Since the Final Price was determined by the public shareholders through the reverse book building process, public shareholders are not entitled to any appraisal rights under the Delisting Regulations.

•  Timetable. The Shares were delisted from the Indian Stock Exchanges on May 28, 2012. The Subsequent Offering Period will be settled in ten calendar day cycles and payment for Shares tendered during each cycle will occur on or around 7 business days following such expiration. The first settlement cycle began on May 28, 2012 and ended on June 7, 2012. Payment for Shares tendered during the first settlement cycle was expected to be made on June 18, 2012. The last settlement cycle will end on May 27, 2013 and payment for shares tendered in the last settlement cycle is expected to be made by June 6, 2013.

Questions and Answers about the Subsequent Offering Period

Q:	Can I tender my ADSs directly during the Subsequent Offering Period?

A:	No, in order for an ADS holder to participate during the Subsequent Offering Period, you must convert your ADS into underlying Shares and tender the Shares during the Subsequent Offering Period. See “Terms of the Delisting Offer—Tendering of Common Stock Underlying ADSs.”

Q:	How much will the Company pay me for my Shares?

A:

The Final Price is Rs. 520 per Share. In addition, the Company has agreed to pay certain costs relating to converting the Final Price into U.S. dollars and setting up necessary accounts in India which are required for participation in the Subsequent Offering Period. See “Terms of the Delisting Offer—Tendering of Common Stock Underlying ADSs.”

Q:	How many Shares will the Company accept during the Subsequent Offer Period?

A;	The Company will accept all outstanding Shares which are properly tendered during the Subsequent Offering Period.

Q:	When will I receive payment for Shares tendered during the Subsequent Offering Period?

A:	The Subsequent Offering Period will be settled in ten calendar day cycles and payment for Shares tendered during each cycle will occur on or around 7 business days following such expiration. The first settlement cycle began on May 28, 2012 and ended on June 7, 2012. Payment for Shares tendered during the first settlement cycle was expected to be made on June 18, 2012. The last settlement cycle will end on May 27, 2013 and payment for shares tendered in the last settlement cycle is expected to be made on June 6, 2013.

Q:	When can I tender Shares?

A:	The Subsequent Offering Period began on May 28, 2012 and will remain open until May 27, 2013.

Q:	Can I withdraw Shares which I have previously tendered during the Subsequent Offering Period?

A:	No, there are no withdrawal rights during the Subsequent Offering Period.

Q:	How was the Final Price determined?

A:	The Final Price was determined through the reverse book building process in connection with the Delisting Offer under Indian law and Indian market practice. Under the Delisting Regulations, the Final Price is the price at which the largest number of Shares were tendered by the public shareholders of Patni through a combination of tendering and bidding process available to the public shareholders of Patni. See “Special Factors—Determination of Fairness by the Promoters”

Q:	Do the Promoters intend to engage in a second step transaction to eliminate security holders of the Company who do not tender during the Subsequent Offering Period?

A:	The Promoters do not currently plan to undertake a second step transaction to eliminate or exercise any of their rights under Indian law to “squeeze-out” minority shareholders or ADS holders who do not participate in the Subsequent Offering Period. Following completion of the Subsequent Offering Period, holders of ADSs who do not tender pursuant to the terms herein will remain equity-holders of the Company. The Promoters will hold more than 90% of the outstanding shares of the Company following completion of the Subsequent Offering Period.

Q:	If I do not tender the Shares underlying my ADSs in the Subsequent Offering Period, what rights will I have as a minority shareholder following expiration of the Subsequent Offering Period?

A:

Under Indian law, the bidder is obligated to purchase shares tendered by public shareholders during the Subsequent Offering Period (and not thereafter). Hence, shareholders who do not tender their Common Stock during the Subsequent Offering Period, will continue as minority shareholders and can only sell their shareholding pursuant to negotiated deals (as the bidder is not obligated to purchase their shares after the Subsequent Offering Period). However, such shareholders no longer have the option of trading in listed stock on account of the Common Stock having been withdrawn from trading on the Indian Stock Exchanges on or about May 28, 2012, and may have a limited market for their shares. The key rights available to such minority shareholders (i.e., shareholders holding less than 10% of the share capital of the Company) who continue as shareholders in the Company have been listed below:

1.	Demand a Poll: In the case of a public company, shareholders holding shares of at least Rs. 50,000 paid-up capital calculated by the face value of the shares, are entitled to demand for voting by poll in a general meeting upon resolutions passed by a show of hands.

2.	Oppression and Mismanagement: A group of shareholders consisting of 100 shareholders or one-tenth the total number of members in the company, whichever is less, are entitled to make an application to the Company Law Board (“CLB”) for relief from oppression or mismanagement (i.e., initiate proceedings on the grounds that the company’s affairs are being conducted in a manner that is prejudicial to public interest, in a manner that is oppressive or burdensome, harsh and wrongful). Although there is a limited body of case law interpreting the phrase “oppression or mismanagement,” there is no precise established definition of the phrase under applicable law. Accordingly, the circumstances where the CLB will enforce relief is uncertain.

3.	Investigation: Shareholders comprising at least 200 in number, can make an application to the CLB requiring an investigation to be made into the affairs of a company.

SPECIAL FACTORS

Purposes, Alternatives, Reasons and Effects of the Going-Private Transaction

On November 11, 2011, the Promoters delivered to the Company’s board of directors a notice to notify the Company of the Promoters’ intention to delist the Common Stock from the BSE and the NSE in India (the “Delisting Proposal”). On November 16, 2011, the independent non-interested directors of the Company’s board of directors determined (a) to approve the Delisting Proposal; (b) to recommend that the Company’s shareholders approve the Delisting Proposal; and (c) that the Delisting Proposal was in the best interest of the minority shareholders, Patni and its employees. On January 6, 2012, the Company’s shareholders approved the Delisting Proposal by the required three-fourths vote requirement and the Public Shareholders approved the Delisting Proposal by the required 2:1 positive vote determination requirement. The purpose of the Delisting Proposal is to allow the Promoters to obtain full ownership of the Company, as well as providing an exit opportunity for the public shareholders.

Participation in the Subsequent Offering Period is voluntary and the ownership of the Company following the transaction is uncertain. However, if all the shares of Common Stock are tendered, the Promoters’ beneficial ownership in the Company would increase from approximately 92.90% to 100%.

If that happens, as the sole shareholders of the Company, the Promoters will receive the benefit of the right to participate in any and all future increases in the Company’s value and will bear the complete risk of any and all losses incurred in the operation of the Company and any decreases in the Company’s value. The Promoters also will realize, directly or indirectly, all of the benefits of the Company no longer being a publicly listed or traded company in India and of no longer having any unaffiliated minority shareholders. These benefits will include cost savings associated with the Company no longer being required to, among other things, prepare and file an annual corporate governance report in India or distribute annual reports to unaffiliated minority shareholders. While the Promoters are not able to accurately estimate such cost savings at this time, the Promoters expects them to be relatively modest. The Promoters also believe that the absence of unaffiliated minority shareholders in the Company will reduce, to some extent, the risk of litigation against the Company, iGATE, the Promoters and their respective affiliates.

Under the Securities Contract (Regulation) Act, 1956 and the listing agreement executed between the Company and each of the BSE and the NSE, 25% of the Company’s share capital is required to be held by shareholders other than the Promoters. In the event the Promoters’ shareholding exceeds 75% of the Company’s share capital, the Promoters are required to take steps to reduce their shareholding percentage to 75%. Pursuant to the consummation of the Acquisition of the Company in May 2011, the Promoters exceed 80.38% of the Company’s share capital on a fully diluted basis as of December 2, 2011. The two options through which the Promoters could reduce their shareholding percentage in the Company are by (a) making a fresh issuance of the Company’s shares or (b) by the Promoters selling at least 5.5% of their current shareholding in the market. Since there is no need for additional capital in the Company, making a fresh issuance of shares was not an option that should be implemented. The option of the Promoters divesting their shareholding in the Company would only further add to the downward pressure of the market price of the Company’s shares and would therefore not be in the best interests for the Company’s other shareholders.

After considering the alternatives described above, the Promoters concluded that the Delisting Proposal was the option that best satisfied its objectives while being consistent with the interests of the Company’s public shareholders and the holders of ADSs.

The following reasons factored into the Promoters’ decision to structure the Delisting Proposal as a delisting offer and make a cash payment to the Company’s public shareholders in consideration of their shares of Common Stock that will be transferred to the Promoters:

•	the Promoters had until May 2012 to either reduce their shareholding of the Company’s Common Stock to 75% or offer to purchase the outstanding shares of Common Stock owned by the Public Shareholders;

•

the Promoters believe the Delisting Offer provides the Public Shareholders with an exit opportunity. Not only have several analysts excluded the Company from their coverage, but there is also the risk of continued downward pressure of the market price of the Company’s Common Stock if the Promoters divested their shareholding in the Company in the secondary market;

•	the ongoing expenses of the Company maintaining a listing on the BSE and the NSE, including investor relations expenses associated with these continued listings will be reduced;

•

the need to dedicate management time to compliance with the requirements associated with the continued listings and the needs of the public shareholders will be reduced and can be refocused on the Company’s business; and

•

the procedural fairness of the process contemplated by the Delisting Regulations, the procedural differences between the Delisting Regulations and similar processes under U.S. securities laws and the impact of the Delisting Proposal on Holders of ADSs

•

the Delisting Offer is the quickest and most cost effective way for the Promoters to comply with the provisions of the listing agreement, Securities Contract (Regulation) Act, 1956 and the Delisting Regulations.

The Promoters also considered certain potentially negative factors associated with the delisting offer over a sale of the Promoters’ Shares to reduce their shareholding percentage to 75%. A negative impact of the Delisting Proposal being consummated is that shareholders who did not tender their shares of Common Stock in the delisting offer, will no longer have the option of trading in listed stock. Further, shareholders who did not tender their shares of Common Stock as well as shareholders who tendered their shares of Common Stock at a price higher than the Final Price may continue as minority shareholders and can sell their shareholding to the Promoters during the Subsequent Offering Period. The Promoters believe the process is procedurally fair to ADS holders in the absence of the safeguards set forth in Item 1014(c), (d) and (e) because the Delisting Proposal was made pursuant to the Delisting Regulations which required the public shareholders to participate in a reverse book building process to determine the price being offered to ADS holders for the shares underlying their ADSs.

The foregoing discussion of the factors considered by the Promoters is not intended to be exhaustive, but, rather, includes the material factors considered by the boards of directors of iGATE and the Promoters. In reaching its decision to pursue the Delisting Proposal, the board of directors of iGATE and the Promoters did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The boards of directors of iGATE and the Promoters considered all of these factors as a whole, including discussions with, and questioning of, certain members of iGATE’s and the Promoters’ management, and overall the factors support its decision to proceed by means of the Delisting Proposal. The boards of directors of iGATE and the Promoters further concluded that any risks or other potentially negative factors for the Company’s public shareholders associated with the Delisting Proposal were ameliorated by other provisions of the Delisting Regulations, such as the requirement that the Public Shareholders approve the purchase price as a result of the reverse book building procedures, and were outweighed by the relative advantages of the Delisting Proposal.

Upon completion of the Delisting Offer, the Company’s public shareholders who tender their shares of Common Stock will not bear the risks of potential decreases in the value of their holdings in the Company based on any downturns in the Company’s future performance. Under the Delisting Offer, the Company’s public shareholders will receive a single cash price for their shares of Common Stock (including those represented by ADSs which are converted into Common Stock) and may then choose an alternative investment offering greater liquidity than the Common Stock or otherwise use their funds as they see fit.

Certain U.S. Federal Income Tax Considerations

The information set forth under “Terms of the Transaction—United States Federal Income Tax Consequences” is incorporated herein by reference.

Certain Indian Income Tax Considerations

The information regarding the Indian income tax considerations is incorporated herein by reference from the Letter of Offer, which is attached as an exhibit to this Schedule TO and attached hereto.

Determination of Fairness by the Promoters

The Promoters believe the Delisting Offer is procedurally fair to the Company’s unaffiliated security holders.

The Final Price is the same as the Discovered Price, which was determined after establishment of a statutorily prescribed “floor price,” which is determined in accordance with Delisting Regulations. The floor price for the Delisting Offer was calculated based on the higher of the average of the weekly high and low of the closing prices of the shares of Patni during (a) the 26 weeks; and (b) the two weeks, in each case, preceding the date on which the stock exchanges were notified of the Patni board meeting in which the Delisting Proposal was considered. The prices of the shares of the Company’s Common Stock for this computation are as quoted on the stock exchanges where the Common Stock is most frequently traded. The floor price for the Delisting Offer was Rs. 356.74 per share, as determined in accordance with the Delisting Regulations described above.

The Discovered Price was determined pursuant to a combination of a tendering and bidding process available to the Company’s public shareholders. Under the Delisting Regulations, the Promoters were required to give public shareholders a minimum period of three working days and a maximum of five working days during which time the public shareholders may submit their bids and tender their shares of Common Stock to the Acquirer (the “Reverse Book Building Period”). The Discovered Price is the price at which the largest number of shares of Common Stock are tendered by the Public Shareholders or such high price as determined by the Promoters.

For the Delisting Offer to be successful, the shareholding of the Promoters (along with persons acting in concert them) taken together with the shares of Common Stock accepted through eligible bids at or below the Final Price had to reach the higher of (a) 90% of the total issued Common Stock of that class excluding the Common Stock which are held by a custodian and against which depository receipts have been issued overseas; and (b) the aggregate percentage of the Promoters’ shareholding (along with persons acting in concert) prior to the Delisting Offer and 50% of the offer size. If the threshold was not met then the Delisting Offer would have failed.

On April 10, 2012 the Promoters accepted the Final Price of Rs. 520 per share and the necessary shareholding threshold described above was met.

In addition, because of the specific procedures mandated by the Delisting Regulations and Indian practice with respect to delisting offers made under the Delisting Regulations, the Promoters did not believe that a review of any other factors, such as the factors listed in Instruction 2 to Item 1014 of SEC Regulation M-A (which include consideration of the Company’s current and historical market prices, net book value, going concern value and liquidation value), was necessary in order to support their fairness determination.

The Company’s Fairness Determination

The Company’s Position Regarding Procedural Fairness of the Delisting Proposal

On November 16, 2011, the Company’s independent non-interested directors concluded, and as a result, the Company concluded that the Delisting Proposal was procedurally fair to the unaffiliated minority holders of the Company’s shares of Common Stock and ADSs based on the following factors:

Board and Shareholder Approval Process.

•	Upon receipt of the Delisting Proposal and prior to the formal board meeting of the Company’s board of directors on November 16, 2011, the Company’s independent non-interested directors (consisting of

Mr. Arun Duggal, Mr. Vimal Bhandari and Mr. Jai Pathak) (a) had informal discussions on the Delisting Proposal and (b) engaged and sought the advice of Hogan Lovells LLP, as U.S. counsel, and Wadia Ghandy & Co., as Indian counsel, on the obligations of the Company’s board of directors in its review of the Delisting Proposal under the laws of the United States and India.

•

In addition to the engagement of legal counsel, the independent non-interested directors engaged Price Waterhouse & Co (“PW & Co”), as a financial advisor, to evaluate the benefits and detriments of the Delisting Proposal for the Company, its employees and the Company’s minority shareholders. PW & Co was specifically instructed by the Company’s independent non-interested directors not to consider the potential benefits to the Promoters from the Delisting Proposal.

•

The Company’s board, acting through the independent non-interested directors and understanding their fiduciary duties under Indian corporate law, recognized that the role of the independent non-interested directors in considering the Delisting Proposal is to protect the interests of the minority shareholders of the Company and its employees.

•

Prior to commencing the discussions on the Delisting Proposal at the formal meeting of the board on November 16, 2011, the Chairman of the Company’s board asked all the persons present at the meeting whether any of them would have a conflict of interest with regards to the Delisting Proposal and for such conflicting interest to be declared. Mr. Phaneesh Murthy and Mr. Shashank Singh disclosed that they would be deemed to be interested in the Delisting Proposal, and they have a conflict because of their relationship with the Promoters and Mr. Sujit Sircar disclosed that he would also be deemed to be interested in the Delisting Proposal and have a conflict because he is the Chief Financial Officer of both the Company and the Promoters. The conflicted directors (Mr. Murthy, Mr. Singh and Mr. Göran Lindahl) and Mr. Sircar did not participate in the deliberations of the independent non-interested directors with respect to the Delisting Proposal and the interested directors did not vote on the Delisting Proposal at the November 16, 2011 board meeting.

•

At the November 16, 2011 board meeting, PW & Co made an oral presentation of its analysis and findings with respect to the Delisting Proposal, which are summarized below. PW & Co advised the board that the delisting was in the best interests of the minority shareholders. Further, PW & Co concluded that delisting was the only viable option among the various alternatives considered by PW & Co.

•

After the oral presentation by PW & Co, the independent non-interested directors sought clarity about the impact of the Delisting Proposal on the Company’s employees from Mr. Murthy and Mr. Sircar. Mr. Murthy stated that the Promoters would endeavor to protect the economic interests of the employees. The independent non-interested directors then asked them to explain the impact of the delisting on the career paths of the Company’s employees. Mr. Murthy stated that the career paths of the employees could potentially benefit from the synergies created by the Delisting Proposal.

•

After the PW & Co oral presentation and the clarifications from Mr. Murthy and Mr. Sircar regarding the interests of the Company’s employees, the Company’s board discussed the various legal aspects of the Delisting Proposal with Hogan Lovells LLP and Wadia Ghandy & Co.

•

Thereafter, the independent non-interested directors discussed the Delisting Proposal and the advice received from the Company’s legal advisors and PW & Co and determined that the Delisting Proposal was in the best interests of the minority shareholders and the best interests of the Company and its employees. Consequently, the independent non-interested directors unanimously approved the Delisting Proposal and recommended that the holders of the Company’s Common Stock approve the Delisting Proposal.

•

Pursuant to the above board resolution, and in accordance with applicable regulations, the Company mailed the postal ballot materials to all the holders of the Company’s Common Stock on December 9, 2011, in order to enable the shareholders to vote on the Delisting Proposal. On January 10, 2012 the necessary shareholder approval of the Delisting Proposal was received.

Summary of the Oral Presentation made by PW & Co at the Company’s Board Meeting on November 16, 2011.

The PW & Co analysis considered three possible options for the Company’s minority shareholders: 1) the continued listing of the Company’s Common Stock on the BSE and the NSE, and the ADSs on the NYSE; 2) the potential merger of the Promoters’ parent entity (iGATE) with the Company and 3) the delisting of the Company’s shares from the BSE and the NSE, and the ADSs on the NYSE. A summary of the presentation by PW & Co to the Company’s board on November 16, 2011 is set forth below.

Continued Listing

PW & Co first reminded the board of the history of the Promoters’ investment in the Company and indicated that the Promoters completed their acquisition of the Company’s Common Stock in May 2011, which increased the Promoters’ aggregate equity interest in the Company to approximately 80.5% of the Company’s current paid up equity share capital on a fully diluted basis. PW & Co pointed out that this percentage ownership by the Promoters is above the maximum ownership permitted under the listing rules of the Indian Stock Exchanges. Under the listing rules of the Indian Stock Exchanges, unless the Promoters acquire all of the outstanding shares of the Company’s Common Stock, the Promoters must, within a period of one year, take steps to reduce their shareholding percentage, such that the public float of the Common Stock of Patni is 25% or higher. PW & Co pointed out that this ownership reduction can be accomplished in one of two methods: (a) the Company can issue new Common Stock to increase the total outstanding Common Stock and thereby reduce the Promoters’ ownership percentage; or (b) the Promoters can sell the Company’s Common Stock in the stock markets.

PW & Co noted that, based upon its discussion with the Company’s management, the Company has no need for any additional capital and therefore a new issuance of Common Stock by the Company is not a viable option. Further, as regards the market price of the Company’s Common Stock, and the factors that impacted the price, PW & Co stated that (a) the market was currently volatile and falling and therefore there was already downward pressure on the Company’s stock price; (b) several analysts have excluded the Company from their coverage; (c) there is a low float of the Company’s Common Stock in the markets; and (d) in light of the iGATE acquisition, the speculative interest in the Company’s securities was non-existent. Therefore, the sale of shares of Common Stock by the Promoters would only further add to the downward pressure on the market price of the Company’s Common Stock.

Considering the pricing-related factors discussed above, PW & Co concluded that a sale of the Company’s Common Stock by the Promoters in the secondary market would also only add to the downward pressure on the market price of the Company’s Common Stock.

For the reasons discussed above, PW & Co advised the board that the continued listing of the Company’s Common Stock on the BSE and the NSE, and the ADSs on the NYSE was not the option that was in the best interests of the Company’s minority shareholders.

Merger of the Promoter Parent and the Company

PW & Co’s oral presentation also included a discussion regarding a potential merger of the Promoters’ parent entity (iGATE) with the Company. PW & Co stated at the outset that they were not aware of any merger proposal. However, PW & Co considered this alternative in order to understand the viability of this option. A cross-border merger of an offshore company into an Indian company (or vice versa) was not a viable option as it involved a number of regulatory and foreign exchange issues. Considering the complications in this process, PW & Co advised the board that it believed the merger option would not be the best option available to the minority shareholders.

Under the Companies Act, 1956, cross border mergers are permissible only in instances where the surviving entity is the Indian company. In other words, a merger wherein the Company merges into iGate Corporation and ceases to exist as a separate legal entity is not permitted under Indian law. It is for this reason that the merger of the Company into iGate Corporation was not considered a viable option.

Delisting

The open offer made by the Promoters in January 2011 at the time of their acquisition of the equity shares of the Company, under the SEBI takeover regulations, was over-subscribed. This reflected an interest of the Public Shareholders to exit from the Company’s Shares, at a fair price. The delisting process was expected to offer this opportunity to the shareholders considering the following:

•

As required by the applicable regulations of the SEBI, the pricing of the Delisting Offer would be determined by the shareholders themselves through a Reverse Book Building Process, where the final price is determined on the basis of how shareholders bid; and

•

PW & Co. also noted that the minority shareholders often received a premium to market value in delistings and, therefore, a delisting pursuant to the Delisting Regulations typically provided minority shareholders with a better exit opportunity even compared to mergers (as in mergers, share values are often based on the fair value of the two companies in consideration). Specifically, PW & Co. advised the Board that in the six successful recent delistings that PW & Co. had reviewed, the premium to market ranged from 8% to 87%.”

Considering the above, delisting was likely to provide the minority shareholders an opportunity to exit at a fair price, higher than the prevailing share prices. Considering that many of the minority shareholders had already expressed their interest to exit through over-subscription to the earlier open offer, it was assessed by PW & Co. that delisting was in the best interest of the minority shareholders.”

The third alternative discussed was the delisting option. PW & Co indicated that, as required by the applicable SEBI regulations, the pricing of the Delisting Offer would be determined by the shareholders themselves through a reverse book building process where the final price is determined on the basis of how shareholders bid.

PW & Co then concluded by stating that in their view the delisting was (a) in the best interests of the minority shareholders and (b) the most viable option among the various alternatives considered by PW & Co.

Interests of the Company’s Employees

The Board was informed that the feasibility of the proposal for employees was being considered, pursuant to which (a) unvested employee stock options would be replaced with other options in the Promoter parent at fair value, and (b) as regards employees who were holding vested share options, funding would be facilitated, so that such employees could exercise such options and tender the equity shares in the delisting offer. In this regard, Mr. Murthy and Mr. Sircar stated that the Promoters would endeavor to protect the economic interests of the employees. The Company’s board requested that a formal plan be prepared in such a manner as to ensure that the economic interests of the employees as option holders in the Company is not negatively impacted. The independent non-interested Directors then asked them to explain the impact of the delisting on the career paths of the Company’s employees. Mr. Murthy stated that the career paths of the Company’s employees would stand to benefit from the growth synergies created by the Transaction.

Benefit to Patni

PW & Co also advised the board that as a publicly listed entity, the Company incurs an amount of expenses on account of operational and compliance mechanisms that are in place, and that the delisting of the Common Stock and ADSs would result in a reduction of costs, which would benefit the Company. PW & Co also pointed out, as per information received from the Company’s management, the costs of any delisting would be borne by the Promoters and not the Company.

Independent Non-Interested Directors Determination on the Delisting Proposal

After the PW & Co oral presentation and clarifications from Mr. Murthy and Mr. Sircar regarding the interests of the Company’s employees, the independent non-interested directors discussed the various legal aspects of the Delisting Proposal with Hogan Lovells LLP and Wadia Ghandy & Co.

Thereafter, the independent non-interested directors requested all other directors and representatives to excuse themselves except for the domestic legal advisors, Wadia Ghandy & Co., who were requested to stay on. The other directors and representatives then left the board meeting.

The independent non-interested directors then (a) discussed the Delisting Proposal and the advice received from the Company’s legal advisors and PW & Co and (b) upon the completion of their deliberations, determined that the Delisting Proposal was in the best interests of the minority shareholders, the Company and its employees. Consequently, the independent non-interested directors unanimously approved the delisting of the Common Stock and, in accordance with the Delisting Regulations, recommended that the holders of the Company’s Common Stock approve the Delisting Proposal. In reaching this conclusion, the Company’s non-interested directors considered all of these factors listed above as a whole, and did not assign any weight to the respective factors.

The independent non-interested directors did not consider any factors, other than as stated above, regarding the procedural fairness of the Delisting Proposal to minority holders of equity shares, as it is the Company’s view that the factors considered provide a reasonable basis to form its belief. In addition, because of the specific procedures mandated by the Delisting Regulations and Indian practice with respect to delisting offers made under the Delisting Regulations, the independent non-interested directors did not believe that a review of any other factors, such as the factors listed in Instruction 2 to Item 1014 of SEC Regulation M-A (which include consideration of the Company’s current and historical market prices, net book value, going concern value and liquidation value), was necessary in order to support their fairness determination. Accordingly, the Company did not consider any factors, other than those factors stated above. In addition, because of the specific procedures mandated by the Delisting Regulations and Indian practice with respect to delisting offers made under the Delisting Regulations, the Company did not believe that a review of any other factors, such as the factors listed in Instruction 2 to Item 1014 of SEC Regulation M-A, was necessary in order to support its fairness determination.

In addition, the independent non-interested directors did not request PW & Co. to evaluate what a “fair” price or range of prices were for the Company’s common stock because the pricing mechanism, under the Delisting Regulations, is determined by the bidding of the Company’s shareholders through the price discovery method. The independent non-interested directors understood that the price discovery method was itself designed to establish a “fair price” and, accordingly, it was not necessary for the Company or the directors to seek advice as to the “fairness” of the price.

The Company’s Position Regarding Substantive Fairness of the Delisting Offer

The Company’s independent non-interested directors have concluded that the Delisting Offer, including the Discovered Price offered to the shareholders in the Delisting Offer, is substantively fair to the unaffiliated minority holders of the Company’s Common Stock and ADSs based on the factors listed below. The Final Price is the same as the Discovered Price. Due to the nature of the Delisting Offer, there has been no negotiation of the Final Price between the Promoters and the Company, any of the Company’s independent non-interested directors or any other Company representative acting on behalf of the Company’s unaffiliated minority holders of the Company’s shares of Common Stock and ADSs.

Factors Considered

The independent non-interested directors believe these factors support their conclusion that the Final Price being offered in the Subsequent Offering Period of the Delisting Offer is substantively fair to the unaffiliated minority holders of the Company’s Common Stock and ADSs.

•

based on the Company’s independent non-interested directors’ knowledge of the Company’s business, financial condition, results of operations, prospects and competitive position, they believe that the Delisting Offer is more favorable to the unaffiliated minority holders of the Company’s shares and ADSs than any other alternative reasonably available to the Company and the unaffiliated minority holders of the Company’s shares and ADSs as described above under the caption “the Company’s

Position Regarding Procedural Fairness,” including the alternative of a continued listing of the Company’s Common Stock on the BSE and the NSE, and the ADSs on the NYSE.

•

the consideration of Rs. 520 per share represents a price that the public shareholders of Common Stock deemed to be fair because the price was set by the holders of Common Stock pursuant to a price discovery mechanism, which is known in India as a reverse book building process, as discussed in greater detail above;

•

the unaffiliated minority holders of the Company’s shares of Common Stock and ADSs will not be forced to participate in the Delisting Offer, and can continue to hold shares of the Company’s Common Stock and ADSs and participate in the future of the Company if they wish to do so;

•

due to the all-cash consideration in the Subsequent Offering Period of the Delisting Offer, the unaffiliated minority holders of the Company’s Common Stock and ADSs will be able to immediately realize liquidity for their investment and provide them with certainty of the value of their shares of Common Stock and ADSs;

•	the current global economic conditions and the potential effects on the Company’s financial condition;

•

the unaffiliated minority holders of the Company’s shares of Common Stock and ADSs will not be exposed to the risks and uncertainties relating to the Company’s prospects (including the risks described under the caption entitled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011);

•	other than the proposal of the Promoters, the Company has not received any recent acquisition proposals; and

•

the Company’s independent non-interested directors belief that it was unlikely that any transaction with a third party could be consummated at this time in light of the ownership percentage of the Promoters.

The independent non-interested directors are not aware of, and thus did not consider in their fairness determination, any offers or proposals made by any unaffiliated third parties with respect to a merger or consolidation of the Company with or into another company, a sale of all or a substantial part of Company’s assets, or the purchase of the Company voting securities that would enable the holder to exercise control over the Company.

Neither the Company nor the independent non-interested directors received any independent reports, opinions or appraisals from any outside party related to the Final Price, and thus the independent non-interested directors didn’t not consider any such reports, opinions or appraisals, in determining the substantive fairness of the Final Price to the unaffiliated minority shareholders and ADS holders.

In addition to the foregoing factors that support the independent non-interested directors’ belief that the Delisting Offer, including the Discovered Price offered to shareholders in the Delisting Offer, is substantively fair to the unaffiliated minority holders of Patni’s Common Stock and ADSs, the independent non-interested directors also considered the following factors that might adversely affect this conclusion:

•

following the tender of shares into the Delisting Offer, the Company’s unaffiliated minority shareholders will cease to participate in the Company’s future earnings or growth, if any, or benefit from an increase, if any, in the value of their holdings in the Company; and

•

the independent non-interested directors decided not to retain an independent financial advisor to provide a fairness opinion as to the substantive fairness of the Final Price, which decision was made in view of the extensive knowledge that the independent non-interested directors have of the Company’s business and due to the factors supporting the procedural fairness of the Delisting Proposal (in particular the price discovery mechanism contained in the reverse book building process);

After having given these negative factors due consideration, the independent non-interested directors concluded that neither of these factors, alone or in the aggregate, is significant enough to outweigh the other factors described above on which the independent non-interested directors based their determination that the Delisting Offer, including the Discovered Price offered to shareholders in the Delisting Offer, is substantively fair to the Company’s unaffiliated minority shareholders.

In reaching the conclusion that the Delisting Offer and the Discovered Price being offered in the Subsequent Offering Period are substantively fair to the unaffiliated shareholders, the independent non-interested directors considered all of these factors above as a whole, and did not quantify or assign any relative weight to the factors considered.

The independent non-interested directors have not considered any factors, other than as stated above, regarding the substantive fairness of the Delisting Offer, and it is the view of the independent non-interested directors that the factors considered provide a reasonable basis to form their belief. In addition, because of the specific procedures mandated by the Delisting Regulations and Indian practice with respect to delisting offers made under the Delisting Regulations, the independent non-interested directors did not believe that a review of any other factors, such as the factors listed in Instruction 2 to Item 1014 of SEC Regulation M-A (which include consideration of the Company’s current and historical market prices, net book value, going concern value and liquidation value), was necessary in order to support their fairness determination. Accordingly, the Company did not consider any factors, other than those factors stated above. In addition, because of the specific procedures mandated by the Delisting Regulations and Indian practice with respect to delisting offers made under the Delisting Regulations, Patni did not believe that a review of any other factors, such as the factors listed in Instruction 2 to Item 1014 of SEC Regulation M-A, was necessary in order to support its fairness determination.

In reaching the conclusion that the Final Price being offered in the Subsequent Offering Period is substantively fair to the unaffiliated minority shareholders, the independent non-interested directors considered all of these factors above as a whole, and did not quantify or assign any relative weight to the factors considered.

The independent non-interested directors have not considered any factors, other than as stated above, regarding the substantive fairness of the Final Price, and it is the independent non-interested directors’ view that the factors considered provide a reasonable basis to form their belief. In addition, because of the specific procedures mandated by the Delisting Regulations and Indian practice with respect to delisting offers made under the Delisting Regulations, the independent non-interested directors did not believe that a review of any other factors, such as the factors listed in Instruction 2 to Item 1014 of SEC Regulation M-A (which include consideration of the Company’s current and historical market prices, net book value, going concern value and liquidation value), was necessary in order to support their fairness determination. Accordingly, Patni did not consider any factors, other than those factors stated above. In addition, because of the specific procedures mandated by the Delisting Regulations and Indian practice with respect to delisting offers made under the Delisting Regulations, the Company did not believe that a review of any other factors, such as the factors listed in Instruction 2 to Item 1014 of SEC Regulation M-A, was necessary in order to support its fairness determination.

The Board, based upon the unanimous determination of the independent non-interested directors, has determined that the Delisting Proposal is procedurally fair to the unaffiliated minority holders of the Company’s shares of Common Stock and ADSs and that the Delisting Offer, including the Discovered Price, is substantively fair to the unaffiliated minority holders of the Company’s Common Stock and ADSs. In reaching this determination, the Board considered and adopted the analysis, conclusions and unanimous determination of the independent non-interested directors that the Delisting Proposal and the Delisting Offer were fair, both procedurally and substantively, to the unaffiliated minority holders of Patni’s shares of Common Stock and ADSs. Accordingly, the Company has determined that the Delisting Proposal is procedurally fair to the unaffiliated minority holders of the Company’s Common Stock and ADSs and that the Delisting Offer, including the Discovered Price, is substantively fair to the unaffiliated minority holders of the Company’s Common Stock and ADSs.

In addition to the factors listed above that support the conclusion of the independent non-interested directors and the Company that the Delisting Offer is substantively fair to the unaffiliated minority shareholders, a shareholder considering whether or not to tender into the Subsequent Offering Period should consider the following additional information:

The Discovered Price of Rs. 520 per share is a 45.7% premium over the floor price for the Delisting Offer of Rs. 356.74 per share that was disclosed in the Delisting Offer. Specifically, the floor price of the Delisting Offer was calculated based on the higher of the average of the weekly high and low of the closing prices of the shares of the Company during (a) the 26 weeks and (b) the two weeks, in each case, preceding the date on which the stock exchanges were notified of the Company’s board meeting at which the Delisting Proposal was considered. The Discovered Price of Rs. 520 per share also is a 43.8% premium over the closing price of the ADSs on November 9, 2011, the trading day immediately prior to the date the Promoters delivered to the Company’s Board the Delisting Proposal Notice of the Company’s ADSs on the NYSE, a 45% premium over the closing price of the Company’s shares on the Bombay Stock Exchange and a 44.7% premium over the closing price of the Company’s shares on the National Stock Exchange of India Limited. In addition, the following table illustrates the premium percentage over the 30-60-90-trading day volume weighted average price of the Patni shares on the Bombay Stock Exchange:

30 trading day volume weighted average price prior to November 10, 2011	65.0%
60 trading day volume weighted average price prior to November 10, 2011	74.4%
90 trading day volume weighted average price prior to November 10, 2011	68.6%”

Finally, the Discovered Price is a 90.5% premium over the net book value of the Company’s Common Stock as of December 31, 2011.

The independent non-interested directors also were aware that the Discovered Price of Rs. 520 per share is greater than the price per share of Rs. 503.5 that the Promoters paid in January 2011 to acquire their majority stake in the Company.

Recommendation of the Independent Director of the Company to Tender

As described above, in November 2011 the independent non-interested directors of the Company’s board of directors unanimously approved the Delisting Proposal and, in accordance with the Delisting Regulations, recommended that the holders of the Company’s Common Stock vote to approve the Delisting Proposal. On January 10, 2012, the necessary shareholder approval of the Delisting Proposal was received.

On April 10, 2012, the independent non-interested directors of the Company’s board of directors considered the fairness of the Delisting Offer and the Final Price being offered in the Subsequent Offering Period and have determined that the Final Price being offered in the Subsequent Offering Period is fair to the unaffiliated shareholders and holders of ADSs and recommends that shareholders tender his, her or its shares of Common Stock to the Acquirer during the Subsequent Offering Period.

REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Neither the Promoters nor the Company is required by the Delisting Regulations to obtain a written third party report, opinion or appraisal regarding the Delisting Offer or the Final Price. The Promoters believe that the reverse book building process required by the Delisting Regulations and described in this Schedule TO enabled the Public Shareholders to determine the Final Price and it is therefore not necessary for any of the Promoters to obtain a written third party report, opinion or appraisal regarding the Delisting Offer or the Final Price.

As discussed above, the Company’s independent non-interested directors engaged PW & Co, as a financial advisor, to evaluate the benefits and detriments of the Delisting Proposal for the Company, its employees and the Public Shareholders. On November 16, 2011, PW & Co made an oral presentation of its analysis and findings with respect to the Delisting Proposal. The information under the section “Special Factors—Patni Fairness Determination—The Company’s Position Regarding Procedural Fairness of the Delisting Proposal” is incorporated herein by reference.

PW & Co was engaged by the Company’s independent non-interested directors to act as its financial advisor in connection with the Delisting Proposal. The independent non-interested directors engaged PW & Co based on PW & Co’s experience and reputation. PW & Co and its affiliates are regularly engaged to render financial advice in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations, and for other purposes. Pursuant to the engagement letter, the Company paid PW & Co a customary fee for its services, a portion of which became payable upon the execution of PW & Co’s engagement letter and the balance of which became payable upon the delivery of PW & Co’s oral report, regardless of the conclusion reached therein. No portion of PW & Co’s fee is contingent upon the successful completion of the Delisting Proposal or Delisting Offer. The Company also agreed to reimburse PW & Co for certain expenses and to indemnify PW & Co, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to PW & Co’s engagement.

As discussed above under the section “Special Factors—The Company’s Position Regarding Substantive Fairness of the Discovered Price in the Delisting Offer” the independent non-interested directors decided not to retain an independent financial advisor to provide a fairness opinion as the fairness of the Final Price.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Source of Funds

The total amount of funds required by the Promoters to purchase all of the outstanding shares of the Common Stock of the Company held by Public Shareholders, based on the exchange rate published by the Federal Reserve Bank for New York for May 18, 2012, is $91,958,950.80. The funds are currently available in the Escrow Account and Bank Guarantee, as described above.

Conditions

The third-party financing facility has already been funded and there are no other conditions on the funding for the Delisting Offer.

Expenses

The following is an estimate of fees and expenses to be incurred by the Purchasers in connection with the Delisting Offer:

Commission Registration Fee	$10,652
Legal and Accounting Fees and Expenses	2,966,807
Information Agent Fees, Mailing and Printing Expenses	124,071
Other Professional Fees and Expenses	240,000
Depositary	28,846
Other Fees and Expenses	2,754,389

Total	$6,124,765

The Promoters will not pay any fees or commissions to any broker or dealer in connection with the Delisting Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Promoters for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The Promoters have undertaken to reimburse the Company for the fees and expenses incurred by the Company in connection with the Delisting Offer.

INTEREST IN SECURITIES OF THE COMPANY

Securities Ownership

As of April 19, 2012, the Promoters and their affiliates owned approximately 126.1 million shares of Common Stock, representing 92.90% of the outstanding Common Stock on a fully diluted basis. See also “Identity and Background of the Filing Persons.”

Securities Transactions

Other than the Initial Offering Period of the Delisting Offer described herein, there were no transactions in the Common Stock effected during the past 60 days by the Promoters, iGATE, the Company, any associate or majority-owned subsidiary of the Promoters, iGATE or the Company.

SUBJECT COMPANY INFORMATION

General

The Company is organized under the laws of India and has been a majority-owned subsidiary of iGATE since May 2011. Effective July 19, 2012, the Company changed its name to iGATE Computer Systems Limited. The Company is a leading Indian provider of information technology services. The Company delivers a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India, which it calls its global delivery model. The Company offers its services to customers through industry-focused practices, including banking and insurance; manufacturing, retail and distribution; life sciences; product engineering; and communications, media and utilities, and through technology focused practices. Within these practices, the Company’s service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services. The Company’s registered office is located at Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune—411 013, India, and its North American headquarters are located at One Broadway Cambridge, MA 02142. Patni’s telephone number is +91 22 6693 0500.

The Company is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the Commission’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. The Commission also maintains a web site that contains reports and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

The Common Stock and ADSs

The class of equity securities subject to the Transaction is the shares of Common Stock (including the ADSs that are converted into Common Stock). As of May 4, 2012, there were 9,738,262 shares of Common Stock outstanding, approximately 7.17% of which are issued in the form of ADSs. Based on a review of the Company’s share register, the Promoters have determined that as of May 4, 2012 approximately 1.76% of the Common Stock not held by the Promoters’ affiliates were held of record by U.S. residents (either directly or as ADSs). There are no persons other than the Promoters’ affiliates who hold more than 10% of the Common Stock (including the ADSs that are convertible into Common Stock).

The Common Stock was quoted on the BSE having the Scrip code No. 532517 and NSE under the symbol and series—“PATNI EQ.” The Common Stock was delisted from the Indian Stock Exchanges on May 28, 2012. Patni’s ADSs, each of which each represents two shares of Common Stock, are listed on the NYSE and traded under the symbol “PTI.” The following table sets forth, for the calendar periods indicated, the high and low closing sales prices (in U.S. dollars) of the ADSs on the NYSE and the high and low closing sales prices (in Indian Rupees) of Common Stock on the BSE and the NSE:

	High	Low
Year ended December 31, 2012 (through July 26, 2012)
ADSs traded on the NYSE (U.S. dollars)
First Quarter	20.42	16.68
Second Quarter	19.74	17.31
Third Quarter (through July 26, 2012)	19.10	18.21
Common Stock traded on the BSE (Indian Rupees)
First Quarter	477.95	447.50
Second Quarter (through May 28, 2012)	518.00	478.95
Common Stock traded on the NSE (Indian Rupees)
First Quarter	478.30	448.30
Second Quarter (through May 28, 2012)	519.40	485.25

	High	Low
Year ended December 31, 2011
ADSs traded on the NYSE (U.S. dollars)
First Quarter	21.50	19.57
Second Quarter	21.62	13.68
Third Quarter	15.42	10.91
Fourth Quarter	17.70	10.99
Common Stock traded on the BSE (Indian Rupees)
First Quarter	477.25	445.70
Second Quarter	479.90	316.30
Third Quarter	343.60	255.20
Fourth Quarter	458.25	274.80
Common Stock traded on the NSE (Indian Rupees)
First Quarter	477.05	445.45
Second Quarter	479.90	316.35
Third Quarter	343.15	255.50
Fourth Quarter	465.00	274.65
Year ended December 31, 2010
ADSs traded on the NYSE (U.S. dollars)
First Quarter	23.24	16.27
Second Quarter	24.93	18.78
Third Quarter	21.73	17.13
Fourth Quarter	22.51	19.06
Common Stock traded on the BSE (Indian Rupees)
First Quarter	575.45	448.35
Second Quarter	608.60	505.50
Third Quarter	547.05	416.00
Fourth Quarter	496.75	425.90
Common Stock traded on the NSE (Indian Rupees)
First Quarter	577.50	447.20
Second Quarter	608.50	505.40
Third Quarter	546.70	414.75
Fourth Quarter	497.05	426.00
Year ended December 31, 2009
ADSs traded on the NYSE (U.S. dollars)
First Quarter	5.31	3.70
Second Quarter	10.40	4.53
Third Quarter	16.72	8.70
Fourth Quarter	19.29	15.40
Common Stock traded on the BSE (Indian Rupees)
First Quarter	139.25	95.05
Second Quarter	272.30	127.85
Third Quarter	459.95	245.00
Fourth Quarter	505.90	396.35
Common Stock traded on the NSE (Indian Rupees)
First Quarter	139.00	95.00
Second Quarter	272.20	127.45
Third Quarter	460.25	247.45
Fourth Quarter	505.45	395.10

SHAREHOLDERS AND HOLDERS OF ADSs ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR COMMON STOCK AND ADSs, RESPECTIVELY.

Dividends

The Company does not have a stated dividend policy and determines the amount of dividends to be recommended for approval by the shareholders on a year-by-year basis by reference to the Company’s earnings, cash flow, financial condition and other factors prevailing at the time. The Company has paid dividends in the past. Although the Company has no current intention to discontinue dividend payments, the Company cannot assure you that any future dividends will be declared or paid or that the amount thereof will not be decreased.

Owners of ADSs are entitled to receive dividends payable in respect of the shares of Common Stock represented by such ADSs. Cash dividends in respect of the shares of Common Stock represented by the ADSs will be paid to the depositary in Indian Rupees and, will generally be converted by the depositary into U.S. dollars and distributed, net of depositary fees and expenses, to the holders of such ADSs.

The Company’s board of directors approved a special interim dividend of Rs. 63.0 per share (approximately $1.34 per share) at its meeting held on August 13, 2010.

Prior Public Offerings

Neither iGATE, the Promoters nor the Company, has made an underwritten public offering of the Common Stock for cash during the past three years that was registered under the Securities Act of 1933, as amended.

Prior Stock Purchases

As described under “Past Contacts, Transactions, Negotiations and Agreements—Significant Corporate Events,” the Promoters acquired approximately 110.1 million shares of Common Stock, representing 81.18% of the then total outstanding Common Stock on a fully diluted basis, on December 2, 2011. In addition, on April 10, 2012, the Promoters purchased 15,992,267 shares in connection with the Initial Offering Period of the Delisting Offer. As a result of these purchases, as of May 4, 2012, the Promoters owned 92.83% of the total outstanding shares.

IDENTITY AND BACKGROUND OF FILING PERSONS

The information under the section “Subject Company Information” relating to the Company is incorporated herein by reference.

iGATE Corporation is a Pennsylvania corporation listed on the NASDAQ Global Select Market, with its registered office at Park West Two—Suite 401, 2000 Cliff Mine Road, Pittsburgh, PA 15275. iGATE Corporation’s principal executive offices are located at 6528 Kaiser Drive, Freemont, California 94555, and its telephone number is (510) 896-3015. iGATE Corporation is the parent company of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited. iGATE Corporation is an outsourcing service provider of integrated end-to-end offshore centric information technology (“IT”) and IT-enabled operations solutions and services. iGATE Corporation employs an offshore/nearshore delivery model with over 26,000 employees worldwide and has operations in India, Canada, the United States, Europe, Mexico, Singapore, Malaysia, Japan, China, Turkey, UAE, Romania and Australia.

Pan-Asia iGATE Solutions is an unlisted company incorporated under the laws of the Republic of Mauritius, with its registered office at IFS Court Twenty Eight, Cybercity, Ebene, Mauritius, telephone: +230 467 3000. Pan-Asia iGATE Solutions is a holding company with no direct operations.

iGATE Global Solutions Limited is an unlisted company organized under the laws of India, with its registered office at 158-162(P) & 165(P)-170(P), EPIP Phase II, Whitefield, Bangalore—560 066, India, telephone: +91 80 4104 0000. iGATE Global Solutions Limited’s service offerings include client/server design and development, conversion migration services, offshore outsourcing, enterprise resource planning package implementation and integration services, software development and applications maintenance outsourcing. iGATE Global Solutions Limited is engaged in the business of providing business outcomes driven integrated Technology and Operations (iTOPS) solutions with a global delivery model. iGATE Global Solutions Limited’s business model aligns with the client’s strategic objectives to achieve operational efficiencies, increase cost variability and rationalize their current operating environment.

For the avoidance of doubt and as stated elsewhere in this Schedule TO, iGATE Corporation is the parent of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited, but it will not directly acquire any of the Company’s Common Stock being sought in the Subsequent Offering Period.

TERMS OF THE DELISTING OFFER

Basic Terms

The Acquirer is offering to purchase all of the remaining outstanding shares of the Company’s Common Stock, including those shares that are converted from ADSs, at the Final Price of Rs. 520 per Share. The Final Price is the same as the Discovered Price, which was determined through the reverse book building process described in this Schedule TO. The terms of the Delisting Offer during the Subsequent Offering Period are described in the Exit Letter of Offer, which is filed as an exhibit to this Schedule TO and attached hereto.

The Purchase of and Payout for the Common Stock. The Acquirer will pay the Final Price for your shares of Common Stock. Holders of shares of Common Stock or ADSs will not be entitled to any appraisal rights under Indian corporate law or the Delisting Regulations since the Final Price was determined through the reverse book building process provided for under the Delisting Regulations.

In connection with the Delisting Offer the Promoters were required to open the Escrow Account and deposit the cash equivalent to the total amount of consideration calculated on the basis of the Final Price and number of shares of Common Stock tendered in the Delisting Offer and Bank Guarantee in favor of SEBI’s Merchant Banker appointed for the Delisting Offer for the amount payable to the public during the exit window (an amount determined by multiplying the Final Price by the number of shares of Common Stock not owned by the Promoters on a fully diluted basis). The Bank Guarantee secures the obligations of the Promoters to consummate the Delisting Offer under the Delisting Regulations at the Final Price. As required by the Delisting Regulations, the Bank Guarantee is required to be valid for a period of one year from the date of delisting of the Common Stock from the Indian Stock Exchanges. This period of one year is the exit window to be provided to the public shareholders of the Company who have not participated in the tender process at the time of the price discovery period of the Delisting Offer, or who tendered their Common Stock at a price higher than the Final Price, and hence were not accepted as a part of the Initial Offering Period of the Delisting Offer.

Pursuant to Regulation 20 of the Delisting Regulations, the Acquiror opened the Escrow Account with the Merchant Banker and deposited the entire amount due and payable as consideration in respect of the shares of Common Stock tendered in the Delisting Offer.

The Exit Window. Pursuant to the Delisting Regulations, public shareholders of the Company who have not participated in the tender process at the time of the price discovery of the Delisting Offer, or who tendered their shares of Common Stock at a price higher than the Discovered Price, and hence were not accepted as a part of the Initial Offering Period of the Delisting Offer, have a one-year exit window to tender their shares at the Final Price (the “Exit Window”). Settlement of tenders made during the Exit Window will be made by way of a check, demand draft or any applicable mode of electronic payment settlement (such as national electronic funds transfer or national electronic clearing services). All payments will be made in the name of the first holder, in case of joint holder(s). Dispatches of payee checks or demand drafts will be made by registered post at the public shareholder’s sole risk. Settlement will occur in ten calendar day cycles for the duration of the Exit Window, payment for shares tendered in each settlement cycle will be made with 7 business days after each settlement cycle. Holders may request payment for their Shares tendered during the Subsequent Offering Period in U.S. dollars and the Promoters will pay the cost of currency exchange.

Outstanding shares of Common Stock Not Owned by the Promoters and their Affiliates. As of May 4, 2012, a total of 9,738,262 shares of Common Stock (including Common Stock represented by ADSs), or 7.17% of Patni’s total outstanding Shares, were held by persons other than the Promoters and their affiliates. As of May 4, 2012, a total of 2,396,489 ADSs, representing 1.76% of Patni’s total outstanding shares, were held by persons other than the Promoters and their affiliates.

Tendering of Common Stock Underlying ADSs. Holders of ADSs are not permitted to directly tender their ADSs during the Subsequent Offering Period, but must instead, if they elect to tender, cancel the ADSs and receive the underlying shares of Common Stock and then tender such Common Stock.

If a holder of ADSs has cancelled his, her or its ADSs and received Shares he, she or it can tender those shares of Common Stock as described in the Exit Letter of Offer, which is attached as an exhibit to this Schedule TO and attached hereto.

In order to exchange an ADS and obtain the deposited underlying Shares, a holder must take the following steps:

1	Deliver the depositary receipts (the “Depositary Receipts”) via The Depository Trust Company (“DTC”) to The Bank of New York Mellon Depositary Receipts DTC 2504 account 016201. The DTC delivery must reference “see fax instructions” on the DTC comments field 1-4.

2	Create delivery instructions on holder letterhead including the following information:

a.	American Depositary Shares, each representing two equity shares, par value Rs. 2 per share of equity shares of Patni Computer Systems Limited;

b.	CUSIP Number;

c.	Number of ADSs;

d.	Corresponding local delivery details (indicate the name of settlement systems (NSDL or CDSL) and the corresponding DP ID/CLIENT ID). The DP ID/CLIENT ID can be obtained from your Indian demat account provider; and

e.	Such holder’s contact name, phone number and email address in case the Depositary has any questions with respect to your instructions.

3	Fax the instructions on holder letterhead to +732 667 9101, indicating “Attention Cancellation Desk.”

4	After The Bank of New York Mellon Depositary Receipts receives the Depositary Receipts, valid instructions and fee payment, it will instruct the custodian to deliver the shares of Common Stock as instructed.

5	A holder seeking to redeem an ADS (or his, her or its custodian in India) must have a valid Indian demat account in order to accept the delivery of the shares of Common Stock from the custodian. Opening and/or operating an Indian demat account could be subject to certain costs, taxes, investment risks, regulatory requirements, procedures and time delays, including fees and charges and for opening and/or operating such demat account and compliance with all applicable Indian regulations relating to opening and/or operating such demat account. Holders of ADSs are advised to consult their investment and/or tax advisors, if any, for risks with respect to the setting up of an Indian demat account and the transfer of shares of Common Stock by the custodian to such demat account and to anticipate certain time delays.

The shares of Common Stock delivered to a holder of ADSs upon the redemption of such ADSs cannot be reconverted into ADSs. Note that the Bank of New York Mellon will charge a fee of $5.00 or less per 100 American Depositary Shares (or portion thereof) which will be payable by the holder.

A holder of ADSs should make sure that he, she or it (or, his, her or its custodian in India) has a valid Indian demat account in order to accept the delivery of the Shares from the Domestic Custodian upon the cancellation of the ADSs.

The process of setting up a demat account entails the submission of certain forms and ‘know your client’ (“KYC”) documents per the requirements of the depository participant with which the demat account is being set up. The nature of the forms and KYC documents vary depending on the depository participant.

Opening and/or operating an Indian demat account could be subject to certain costs, taxes, investment risks, regulatory requirements, procedures and time delays, including obtaining a Permanent Account Number (“PAN”), fees and charges for opening and/or operating such demat account and compliance with all applicable Indian regulations relating to opening and/or operating such demat account.

The Promoters have appointed Morgan Stanley India Financial Services Private Limited (“Morgan Stanley”) to set up Indian demat accounts for holders of ADSs. The Promoters intend to pay the administrative fees of setting up an Indian demat account by a ADS holder with Morgan Stanley in order to facilitate the participation of such ADS holder in the Subsequent Offering Period of the Delisting Offer, provided that such ADS holder desires Morgan Stanley’s services. ADS holders also have the option to open their demat accounts with a demat account provider of their choice at their own cost and expense. Holders of ADSs who use their own demat account provider are advised to consult their investment and/or tax advisors, if any, for risks with respect to the opening and/or operating of an Indian demat account and the transfer of Shares by the Domestic Custodian to such demat account.

To set up a demat account with Morgan Stanley, ADS holders are urged to contact:

In the United States:

Nick Kavallieratos, ED—Wealth Management

Morgan Stanley Smith Barney,

40th Floor,

450 Lexington Avenue,

New York 10017

Nicholas.Kavallieratos@morganstanleysmithbarney.com

Contact No: +1 212 692-2918

In India:

Deepika Seth, VP—PWM

Morgan Stanley India Financial Services Pvt Ltd

18F/19F, Tower 2, One Indiabulls Centre

841, Senapati Bapat Marg

Mumbai 400013

Deepika.Seth@morganstanley.com

Contact No : +91 22 61183216

A PAN is a ten-digit alphanumeric number, issued by the Income Tax Department (“ITD”) of India. As mentioned above, in order to hold Shares it is compulsory to obtain a PAN to open a demat account in India.

PAN applications are required to be made in Form 49A which can be downloaded from the following websites: http://www.utiitsl.com or https://www.tin-nsdl.com.

For detailed instructions regarding the PAN card application process, please refer to the above-mentioned websites. For further information or clarifications, the call centre numbers for UTIITSL and NSDL are given below:

UTIITSL: +91-22-67931300

NSDL: +91-20-27218080

Completed PAN Applications along with the required supporting documents can be mailed to UTIITSL or NSDL at the following addresses:

UTIITSL:

UTI Infrastructure Technology and Services Ltd.,

Plot no 3, Sector 11,

CBD Belapur,

Navi Mumbai—400614, India

NSDL:

Income Tax PAN Services Unit

National Securities Depository Limited

3rd floor, Sapphire Chambers

Near Baner Telephone Exchange, Baner, Pune—411045, India

After obtaining a PAN from the Indian Income Tax department, UTIITSL / NSDL will print the PAN card and mail it to the applicant’s address.

Withdrawal of tendered Common Stock. There are no withdrawal rights during the Subsequent Offering Period.

No Appraisal Rights. Since the Final Price was determined by the public shareholders through the reverse book building process, public shareholders are not entitled to any appraisal rights under the Delisting Regulations.

United States Federal Income Tax Consequences

TO ENSURE COMPLIANCE WITH UNITED STATES TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS AND HOLDERS OF ADSs ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SHAREHOLDERS UNDER THE UNITED STATES INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) SHAREHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM THEIR OWN INDEPENDENT TAX ADVISORS.

The following is a summary of certain material U.S. federal income tax considerations relevant to U.S. Holders (as defined below) of Common Stock participating in the Delisting Offer. It is not a complete analysis of all the potential tax considerations relating to the disposition of Common Stock or ADSs. The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed U.S. Treasury regulations thereunder, published rulings, court decisions, and the India—U.S. Income Tax Treaty, all as currently in effect and all subject to change at any time, perhaps with retroactive effect. No assurance can be given that the IRS will agree with the views expressed in this discussion, or that a court will not sustain any challenge by the U.S. Internal Revenue Service (the “IRS”) in the event of litigation.

This discussion deals only with U.S. Holders that hold Common Stock of the Company or ADSs as “capital assets” within the meaning of the Code (generally, property held for investment). This discussion does not include any description of the tax laws of any state, local, municipal or non–U.S. government that may be applicable to a particular investor and does not consider any aspects of U.S. federal tax law other than income taxation. In addition, this discussion does not address the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, partnerships or other pass–through entities or investors in such entities, investors liable for the alternative minimum tax, individual retirement accounts and other tax–deferred accounts, tax–exempt organizations, dealers in securities or currencies, U.S. Holders who acquired their Common Stock or ADSs pursuant to the exercise of stock options or other compensation arrangements with the Company, investors that hold Common Stock or ADSs as part of a straddle or hedging, constructive sale, integrated or conversion transactions for U.S. federal tax purposes, a person that actually or constructively owns more than 10% of the voting power of the Company, traders in securities that have elected the mark–to–market method of accounting for their securities, or U.S. Holders whose functional currency is not the U.S. Dollar).

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Common Stock or ADSs that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the U.S.; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the U.S. can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that was in existence on August 20, 1996, and validly elected under applicable U.S. Treasury regulations to continue to be treated as a domestic trust.

If a partnership or an entity or an arrangement that is treated as a partnership for U.S. federal income tax purposes holds Common Stock or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partner and the partnership. Partners in partnerships that hold Common Stock or ADSs should consult their tax advisors.

The discussion below assumes that the representations contained in the ADS deposit agreement are true and that the obligations in the ADS deposit agreement and any related agreements will be complied with in accordance with their terms.

Conversion of ADSs into Common Stock

A withdrawal of Common Stock from the ADS facility should not be a taxable event for U.S. federal income tax purposes. As a result, a U.S. Holder of ADSs should not recognize gain or loss on such withdrawal, such U.S. Holder’s tax basis in its Common Stock received on withdrawal should equal its tax basis in its ADSs immediately prior to such withdrawal, and such U.S. Holder’s holding period in the Common Stock received should include its holding period in the ADSs exchanged.

Disposition of Common Stock pursuant to the Delisting Offer

The disposition of Common Stock of the Company pursuant to the Delisting Offer will be a taxable transaction for U.S. federal income tax purposes. If the Company has never been a passive foreign investment company (“PFIC”) during the time in which a U.S. Holder held its Common Stock or ADSs (including the current taxable year), a U.S. Holder will recognize capital gain or loss equal to the difference between the amount realized pursuant to Delisting Offer and the U.S. Holder’s tax basis in its Common Stock tendered. Any gain or loss will be long–term capital gain or loss if the holding period for the Common Stock is more than one year as of the date of sale. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

The amount realized by a U.S. Holder that disposes of Common Stock pursuant to the Delisting Offer will be based upon (i) the amount of U.S. Dollars received pursuant to the Delisting Offer (including any Indian tax withheld from the gross proceeds of such sale), in the case of a U.S. Holder that receives U.S. Dollars, and (ii) the U.S. Dollar value of the Indian Rupees received pursuant to the Delisting Offer determined on the date of receipt by such U.S. Holder (including any Indian tax withheld from the gross proceeds of such sale), in the case of any cash–basis U.S. Holder that receives Indian Rupees. An accrual-basis U.S. Holder that receives Indian Rupees in the exchange may elect the same treatment required of a cash–basis taxpayer with respect to the disposition of Common Stock pursuant to the Delisting Offer, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. An accrual–basis U.S. Holder that receives Indian Rupees in the exchange and that does not elect to be treated as a cash–basis taxpayer (pursuant to the U.S. Department of Treasury regulations applicable to foreign currency transactions) for this purpose may recognize a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. Dollar value of the Indian Rupees received prevailing on the date of such disposition and the value prevailing on the date of payment. Any such currency gain or loss generally will be treated as ordinary income or loss and as U.S.–source income or loss.

If, however, the Company is a PFIC for its current taxable year or has been a PFIC in any taxable year in which a U.S. Holder held Common Stock or ADSs, certain adverse U.S. tax consequences would apply to a U.S. Holder upon its disposition of Common Stock pursuant to the Delisting Offer (unless the U.S. Holder has in a prior taxable year made a mark–to–market election with respect to its holding of the Common Stock). In particular, gain recognized by a U.S. Holder on the disposition of Common Stock in the Tender Offer would be allocated ratably over the U.S. Holder’s holding period for its Common Stock and ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts.

PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets determined from time to time. Although the Company has stated in its Annual Report in its most recent Form 20–F that it does not believe that it was a PFIC for the year to which such report relates, there can be no assurances that this determination will be respected by the IRS, nor can there be any assurances regarding the Company’s PFIC status in years prior to such determinations or to the current taxable year. U.S. Holders are urged to consult their own tax advisors concerning the Company’s PFIC status.

As is discussed in further detail in the Letter of Offer, which is attached as an exhibit to this Schedule TO and attached hereto, India will impose withholding tax upon the sale of Common Stock for a gain by certain U.S. Holders pursuant to the Delisting Offer. Because any gain or loss recognized on such sale will generally be U.S. source gain or loss, as a result of the U.S. foreign tax credit limitations, any Indian taxes withheld in respect of such sale may not be currently creditable unless a U.S. Holder has other foreign source income for the year in the appropriate U.S. foreign tax credit limitation basket. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding their ability to credit any Indian tax withheld against their U.S. federal income tax liability.

Exchange of Foreign Currencies

A U.S. Holder’s tax basis in Indian Rupees received pursuant to the Delisting Offer (if any) will be the U.S. dollar value of such Indian Rupees at the time described above. Any gain or loss recognized by a U.S. Holder on a sale, exchange or other disposal of the Indian Rupees will be ordinary income or loss and generally will be U.S. source income or loss for U.S. foreign tax credit purposes.

Backup Withholding

Sales proceeds that are received within the U.S. or made through certain U.S.–related financial intermediaries generally are subject to information reporting and to backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

The discussion of certain U.S. federal income tax considerations set forth above is included for general information only. Due to the individual nature of tax consequences, shareholders and ADS holders are urged to consult their tax advisors as to the specific tax consequences to them of the Delisting Offer, including the effects of applicable state, local or other tax laws.

PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Transactions

For the three months ended March 31, 2012, iGATE and its affiliates and the Company entered into the following transactions:

•	iGATE charged the Company $1.0 million to cover the costs of iGATE employees working on the Company’s projects;

•	the Company charged iGATE $0.01 million in connection with the stock options issued to iGATE employees;

•	iGATE charged the Company $.04 million in connection with the stock options issued to the Company’s employees;

•	the Company charged iGATE $14.1 million to cover the costs of the Company’s employees working on iGATE projects;

•	the Company charged iGATE $1.3 million in connection with selling, general and administrative expenses;

•	iGATE charged the Company $0.5 million for office space in iGATE’s Whitefield campus in Bangalore, India; and

•	iGATE charged the Company $12.1 million in connection with selling, general and administrative expenses.

Other than as disclosed above and under “Significant Corporate Events” below, there have been no other transactions between the iGATE, the Promoters and the Company during the past two years.

Significant Corporate Events

On January 10, 2011, the Promoters entered into certain definitive agreements to acquire a majority stake in the Company (the “Acquisition”). The Acquisition involved acquiring 60.1 million shares or 45.6% of the then outstanding share capital from the then promoters of the Company (43.6% of the then outstanding share capital on a fully diluted basis) and 22.9 million shares (inclusive of the American Depositary Shares representing 20.2 million shares) or 17.4% of the then outstanding share capital of the Company from General Atlantic Mauritius Limited (16.6% of the then outstanding share capital on a fully diluted basis). In accordance with the requirements of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, as amended, and a tender offer pursuant to the Exchange Act and the rules and regulations of the COMMISSION, the Promoters made a mandatory open public offer on April 8, 2011 to the other shareholders of the Company to purchase up to an additional 20.6% of the then outstanding shares of the Company (20% of the then outstanding share capital on a fully diluted basis). The mandatory open offer closed on April 27, 2011 and was oversubscribed.

On May 12, 2011, the Promoters completed the Acquisition. The Acquisition was valued at $1.2 billion.

On April 10, 2012, at the expiration of the Initial Offering Period of the Delisting Offer, the Promoters accepted the Discovered Price of Rs. 520 per Share and accepted bids for 15,992,267 Shares made at or below Rs. 520 per Share and the shareholders of the Company who had validly tendered their Shares at or below such price were paid the consideration of Rs. 520 per Share.

Under the Company’s Articles of Association, the Company’s board of directors is required to consist of not less than three directors and not more than 12 directors. The Company’s Articles of Association also provide that iGATE and the Promoters have the right to appoint the majority of the Company’s board of directors. In connection with the Acquisition, iGATE and the Promoters appointed Phaneesh Murthy and Shashank Singh to the Company’s board in February 2011 and Göran Lindahl in May 2011.

Negotiations or Contacts

Other than as described under “—Significant Corporate Events” above, which information is incorporated herein by reference, during the past two years, there have been no negotiations or material contacts between the Promoters and the Company and its affiliates.

Conflicts of Interest

As discussed above under “—Significant Corporate Events,” iGATE has appointed Phaneesh Murthy, Shashank Singh and Göran Lindahl (collectively, the “interested directors”) to the Company’s board of directors. As discussed under “Special Factors-Patni Fairness Determination—The Company’s Position Regarding Procedural Fairness,” the interested directors did not participate in the Company’s board deliberations on the delisting proposal and the interested directors did not vote on the Delisting Proposal at the November 16, 2011 board meeting. See “Special Factors Special Factors—The Company’s Fairness Determination—The Company’s Position Regarding Procedural Fairness.”

Agreements Involving the Subject Company’s Securities

Other than as described under “—Significant Corporate Events” above, which information is incorporated herein by reference, during the past two years, there have been no agreements involving the subject company’s securities. None of the Company’s securities are pledged or otherwise subject to a lien or other contingency.

PURPOSES OF THE DELISTING OFFER AND PLANS OR PROPOSALS

The information set forth under “Rationale and Objective of the Transaction” in the Letter of Offer, which is attached as an exhibit to this Schedule TO, is incorporated herein by reference.

Plans

It is currently expected that, following the consummation of the Delisting Offer, the business and operations of the Company will, except as set forth in this Schedule TO, be conducted by the Promoters substantially as they are currently being conducted. The Promoters intend to continue to evaluate the business and operations of the Company with a view to maximizing the Company’s potential, and will take such actions as the Promoters deem appropriate under the circumstances and market conditions then existing. As of May 28, 2012, the shares were delisted and as a result the shares no longer trade on the Indian Stock Exchanges. For additional information see “Terms of the Transaction” and “Special Factors—Purposes, Alternatives, Reasons and Effects of the Going Private Transaction.”

The Promoters do not currently have any commitment or agreement and are not currently negotiating the sale of any of the Company’s businesses. Additionally, the Promoters do not currently contemplate any material change in the composition of the Company’s current management.

Except as otherwise described in this Schedule TO, neither the Promoters nor the Company have, as of the date of this Schedule TO, approved any specific plans or proposals for:

•	any extraordinary corporate transaction involving the Company after the completion of the Delisting Offer;

•	any sale or transfer of a material amount of assets currently held by the Company after the completion of the Delisting Offer;

•	any change in the board of directors or management of the Company;

•	any material change in the Company’s dividend rate or policy, or net indebtedness or capitalization; or

•	any other material change in the Company’s corporate structure or business.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 are incorporated herein by reference to the information set forth in the Company’s 2011 Annual Report on Form 20-F under “Item 18. Financial Statements.” In addition, the unaudited financial information as of March 31, 2012 and for each of the three months ended March 31, 2012, 2011 and 2010 included in the Current Report on Form 6-K furnished to the Commission on April 10, 2012 is incorporated herein by reference. the Company’s filings with the Commission are available for inspection and copying at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Solicitations or Recommendations

There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Delisting Offer. Regulation 4(5) of the Delisting Regulations prohibits a promoter or “any other person” from engaging ‘in any act or practice that is fraudulent, deceptive or manipulative.’ As a result, any solicitation or recommendations made in connection with the Transaction may be regarded as a potential violation of Regulation 4(5) of the Delisting Regulations.

Employees and Corporate Assets

No officer, class of employees or corporate assets of either of the Filing Persons has been or will be used by either of the Filing Persons specifically in connection with the Delisting Offer.

INFORMATION INCLUDED IN THIS SCHEDULE TO REGARDING THE COMPANY, iGATE AND THE PROMOTERS WAS PROVIDED BY THE COMPANY, iGATE AND THE PROMOTERS, RESPECTIVELY. NEITHER THE COMPANY, iGATE NOR THE PROMOTERS WARRANTS THE ACCURACY OF INFORMATION PROVIDED BY THE OTHER COMPANIES.

CROSS REFERENCE SHEET

The following table provides cross references between the contents of this transaction statement and the requirements of Schedule TO.

Item 1:	Summary Term Sheet

Regulation M-A Item 1001

The information set forth under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2:	Subject Company Information

Regulation M-A Item 1002(a) through (c)

The information set forth under the caption “Subject Company Information” is incorporated herein by reference.

Item 3:	Identity and Background of Filing Person

Regulation M-A Item 1003(a) through (c)

(a)-(b) Name and Address; and Business and Background of Entities.

The information set forth under the captions “Subject Company Information” and “Identity and Background of Filing Persons” is incorporated herein by reference.

(c) Business and Background of Natural Persons.

The information regarding Pan-Asia iGATE Global Solutions and iGATE Global Solutions Limited set forth in the section titled “Information about the Promoters and iGATE Corporation” of the Letter of Offer dated March 14, 2012, which is attached as an exhibit to this Schedule TO, is incorporated herein by reference.

During the past five years, none of Pan-Asia iGATE Global Solutions, iGATE Global Solutions Limited, iGATE Corporation nor, to the best of their knowledge, any of the persons listed in the section “Information about the Promoters and iGATE Corporation” of the Letter of Offer, which is attached as an exhibit to this Schedule TO, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 4:	Terms of the Transaction

Regulation M-A Item 1004(a)

(a) Material Terms.

The information set forth under the captions “Summary Term Sheet” and “Terms of the Delisting Offer” is incorporated herein by reference.

Item 5:	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005(a) and (b)

(a) Transactions.

The information set forth under the caption “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(b) Significant Corporate Events.

The information set forth under the caption “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

Item 6:	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a) and (c)(1) through (7)

The information set forth under the caption “Purposes of the Delisting Offer and Plans or Proposals” is incorporated herein by reference.

Item 7:	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a), (b) and (d)

(a) Source of Funds.

The information set forth under the caption “Source and Amount of Funds or Other Consideration—Source of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth under the caption “Source and Amount of Funds or Other Consideration—Conditions” is incorporated herein by reference.

(d) Borrowed Funds.

The information set forth under the caption “Source and Amount of Funds or Other Consideration—Borrowed Funds” is incorporated herein by reference.

Item 8:	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

The information set forth under the caption “Interests in Securities of the Company” is incorporated herein by reference.

Item 9:	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a)

The information set forth under the caption “Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 10:	Financial Statements.

Regulation M-A Item 1010

(e) Financial Information.

The information set forth under the caption “Financial Statements” is incorporated herein by reference.

(f) Pro Forma Information.

Not applicable.

Item 11:	Interest in Securities of the Subject Company

Regulation M-A Item 1011

(a)(1)-(3) None.

(a)(4) The ADSs are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the ADSs for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors, such as the number of record holders of Shares and the number and market value of publicly held Shares, following the purchase of Shares underlying the ADSs pursuant to the Offer, the ADSs might no longer constitute “margin securities” for purposes of the Federal Reserve Board of Governors’ margin regulations, and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the ADSs under the Exchange Act were terminated, the ADSs would no longer constitute margin securities.

(a)(5) None.

(b) None.

(c) None.

Item 12:	Exhibits

Regulation M-A Item 1016(a), (b), (d), (g), and (h)

Exhibit No.

(a)(1)(A)	Exit Letter of Offer dated May 22, 2012†

(a)(1)(B)	Original Letter of Offer dated March 14, 2012†

(a)(1)(C)	Application Form dated May 22, 2012†

(a)(1)(D)	Results of the Postal Ballot (incorporated by reference to iGATE’s Form 8-K filed on January 10, 2012)

(a)(1)(E)	Postal Ballot Notice, dated December 5, 2011 (incorporated by reference to Exhibit 99.1 to iGATE’s Form 8-K filed on December 12, 2011)

(a)(1)(F)	Patni Computer Systems Limited letter to the Holders of American Depositary Shares, dated December 6, 2011†

(a)(1)(G)	Patni Computer Systems Limited letter dated November 16, 2011 (incorporated by reference to Patni’s Form 6-K furnished on November 17, 2011)

(a)(5)(A)	ADR Termination Notice, dated December 14, 2012, provided by the Bank of New York Mellon to holders of ADRs†

(a)(5)(B)	Notice Convening the Meeting of Shareholders, dated December 29, 2012†

(a)(5)(C)	Notice Convening Meeting of the Equity Shareholders, published on December 29, 2012†

(a)(5)(D)	Notice to ADR Holders, dated February 12, 2013, provided by the Bank of New York Mellon to holders of ADRs

(a)(5)(E)	Chairman’s Report of the meeting of shareholders of iGATE Computer Systems Limited, filed with the High Court of Judicature at Bombay on February 11, 2013

Exhibit No.

(b)	None

(d)(1)	Share Purchase Agreement, dated January 10, 2011, by and among Mr. Gajendra K. Patni, Mr. Ashok K. Patni and Mr. Narendra K. Patni, Pan-Asia iGATE Solutions and iGATE Global Solutions Limited (incorporated by reference to Exhibit 2.1 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(2)	Share Purchase Agreement, dated January 10, 2011, between General Atlantic Mauritius Limited and Pan-Asia iGATE Solutions (incorporated by reference to Exhibit 2.2 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(3)	Securities Purchase Agreement, dated January 10, 2011, between General Atlantic Mauritius Limited and Pan-Asia iGATE Solutions (incorporated by reference to Exhibit 2.3 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(4)	Performance Guarantee of iGATE Corporation, dated January 10, 2011 (incorporated by reference to Exhibit 2.4 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(5)	Performance Guarantee of iGATE Corporation, dated January 10, 2011 (incorporated by reference to Exhibit 2.5 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(6)	Letter to Holders of American Depositary Shares of Patni Computer Systems Limited dated January 25, 2012 (incorporated by reference to Exhibit 99.1 to iGATE’s Form 8-K filed on January 26, 2012)

(g)	None

(h)	None

†	Previously filed.

Item 13:	Information Required By Schedule 13E-3

Item 1: Summary Term Sheet

Regulation M-A Item 1001

The information set forth under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2: Subject Company Information

Regulation M-A Item 1002

The information set forth under the caption “Subject Company Information” is incorporated herein by reference.

Item 3: Identity and Background of Filing Person

Regulation M-A Item 1003

(a)-(b) Name and Address; and Business and Background of Entities.

The information set forth under the captions “Subject Company Information” and “Identity and Background of Filing Persons” is incorporated herein by reference.

(c) Business and Background of Natural Persons.

The information regarding Pan-Asia iGATE Global Solutions and iGATE Global Solutions Limited set forth in the section titled “Information about the Promoters and iGATE Corporation” of the Letter of Offer, which is attached as an exhibit to this Schedule TO, is incorporated herein by reference.

During the past five years, none of Pan-Asia iGATE Global Solutions, iGATE Global Solutions Limited, iGATE Corporation nor, to the best of their knowledge, any of the persons listed in the section “Information about the Promoters and iGATE Corporation” of the Letter of Offer, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

(d) Tender Offer

The information set forth under the captions “Summary Term Sheet” and “Identity and Background of Filing Persons” is incorporated herein by reference.

Item 4: Terms of the Transaction

Regulation M-A Item 1004

(a) Material Terms.

The information set forth under the captions “Summary Term Sheet” and “Terms of the Delisting Offer” is incorporated herein by reference.

(b) Purchases.

The Company’s independent non-interested directors (as defined herein) intend to recommend that the Company’s employees with vested options exercise those options and tender the shares received upon exercise in the Delisting Offer (as defined herein).

(c) Different Terms.

Not applicable.

(d) Appraisal Rights

None. The information set forth under the caption “Summary Term Sheet” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders.

None.

(f) Eligibility for Listing of Trading.

Not applicable.

Item 5: Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a) Transactions.

The information set forth under the caption “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(b) Significant Corporate Events.

The information set forth under the caption “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(c) Negotiations or Contacts.

The information set forth under the caption “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth under the caption “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

Item 6: Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

The information set forth under the caption “Purposes of the Delisting Offer and Plans or Proposals” is incorporated herein by reference.

Item 7: Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction.

Regulation M-A Item 1013

The information set forth under the caption “Special Factors—Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction” is incorporated herein by reference.

Item 8: Fairness of the Transaction.

Regulation M-A Item 1014

The information set forth under the following captions is incorporated herein by reference:

“Special Factors—Determination of Fairness by the Promoters”

“Special Factors—The Company’s Position Regarding Procedural Fairness of the Delisting Proposal”

“Special Factors—The Company’s Position Regarding Substantive Fairness of the Discovered Price in the Delisting Offer”

“Special Factors—Recommendation of the Independent Director of Patni to Tender”

“Special Factors—Reports, Opinions, Appraisals and Negotiations”

Item 9: Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

The information set forth under the caption “Special Factors—Reports, Opinions, Appraisals and Negotiations” is incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds.

The information set forth under the caption “Source and Amount of Funds or Other Consideration—Source of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth under the caption “Source and Amount of Funds or Other Consideration—Conditions” is incorporated herein by reference.

(c) Expenses.

The information set forth under the caption “Source and Amount of Funds or Other Consideration—Expenses” is incorporated herein by reference.

(f) Borrowed Funds.

The information set forth under the caption “Source and Amount of Funds or Other Consideration—Borrowed Funds” is incorporated herein by reference.

Item 11: Interest in Securities of the Subject Company

Regulation M-A Item 1008

The information set forth under the caption “Interests in Securities of the Company” is incorporated herein by reference.

Item 12: The Solicitation or Recommendation

Regulation M-A Item 1012

(d) Intent to tender or vote in a going–private transaction.

The information set forth under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Determination of Fairness by the Promoters”

“Special Factors—The Company’s Position Regarding Procedural Fairness of the Delisting Proposal”

“Special Factors—The Company’s Position Regarding Substantive Fairness of the Discovered Price in the Delisting Offer”

“Special Factors—Recommendation of the Independent Director of the Company to Tender”

“Special Factors—Reports, Opinions, Appraisals and Negotiations”

(e) Recommendation of others.

The information set under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Determination of Fairness by the Promoters”

“Special Factors—The Company’s Position Regarding Procedural Fairness of the Delisting Proposal”

“Special Factors—The Company’s Position Regarding Substantive Fairness of the Discovered Price in the Delisting Offer”

“Special Factors—Recommendation of the Independent Director of the Company to Tender”

“Special Factors—Reports, Opinions, Appraisals and Negotiations”

Item 13. Financial Statements

Regulation M-A Item 1010

(g) Financial Information.

The information set forth under the caption “Financial Statements” is incorporated herein by reference.

(h) Pro Forma Information.

Not applicable.

Item 14: Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

The information set forth under the caption “Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 15: Additional Information

Regulation M-A Item 1011

(a)(1)-(3) None.

(a)(4) The ADSs are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the ADSs for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors, such as the number of record holders of Shares and the number and market value of publicly held Shares, following the purchase of Shares underlying the ADSs pursuant to the Offer, the ADSs might no longer constitute “margin securities” for purposes of the Federal Reserve Board of Governors’ margin regulations, and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the ADSs under the Exchange Act were terminated, the ADSs would no longer constitute margin securities.

(a)(5) None.

(b) None.

(c) None.

Item 16. Exhibits

Regulation M-A Item 1016

Exhibit No.

(a)(1)(A)	Exit Letter of Offer dated May 22, 2012†

(a)(1)(B)	Original Letter of Offer dated March 14, 2012†

(a)(1)(C)	Application Form dated May 22, 2012†

Exhibit No.

(a)(1)(D)	Results of the Postal Ballot (incorporated by reference to iGATE’s Form 8-K filed on January 10, 2012)

(a)(1)(E)	Postal Ballot Notice, dated December 5, 2011 (incorporated by reference to Exhibit 99.1 to iGATE’s Form 8-K filed on December 12, 2011)

(a)(1)(F)	Patni Computer Systems Limited letter to the Holders of American Depositary Shares, dated December 6, 2011†

(a)(1)(G)	Patni Computer Systems Limited letter dated November 16, 2011 (incorporated by reference to Patni’s Form 6-K furnished on November 17, 2011)

(a)(5)(A)	ADR Termination Notice, dated December 14, 2012, provided by the Bank of New York Mellon to holders of ADRs†

(a)(5)(B)	Notice Convening the Meeting of Shareholders, dated December 29, 2012†

(a)(5)(C)	Notice Convening Meeting of the Equity Shareholders, published on December 29, 2012†

(a)(5)(D)	Notice to ADR Holders, dated February 12, 2013, provided by the Bank of New York Mellon to holders of ADRs

(a)(5)(E)	Chairman’s Report of the meeting of shareholders of iGATE Computer Systems Limited, filed with the High Court of Judicature at Bombay on February 11, 2013

(b)	None

(d)(1)	Share Purchase Agreement, dated January 10, 2011, by and among Mr. Gajendra K. Patni, Mr. Ashok K. Patni and Mr. Narendra K. Patni, Pan-Asia iGATE Solutions and iGATE Global Solutions Limited (incorporated by reference to Exhibit 2.1 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(2)	Share Purchase Agreement, dated January 10, 2011, between General Atlantic Mauritius Limited and Pan-Asia iGATE Solutions (incorporated by reference to Exhibit 2.2 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(3)	Securities Purchase Agreement, dated January 10, 2011, between General Atlantic Mauritius Limited and Pan-Asia iGATE Solutions (incorporated by reference to Exhibit 2.3 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(4)	Performance Guarantee of iGATE Corporation, dated January 10, 2011 (incorporated by reference to Exhibit 2.4 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(5)	Performance Guarantee of iGATE Corporation, dated January 10, 2011 (incorporated by reference to Exhibit 2.5 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(6)	Letter to Holders of American Depositary Shares of Patni Computer Systems Limited dated January 25, 2012 (incorporated by reference to Exhibit 99.1 to iGATE’s Form 8-K filed on January 26, 2012)

(g)	None

(h)	None

†	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013

iGATE CORPORATION

By:	/s/ MUKUND SRINATH
Name:	Mukund Srinath
Title:	Corporate Secretary

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013

PAN-ASIA iGATE SOLUTIONS

By:	/s/ MUKUND SRINATH
Name:	Mukund Srinath
Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013

iGATE GLOBAL SOLUTIONS LIMITED

By:	/s/ MUKUND SRINATH
Name:	Mukund Srinath
Title:	SVP—Legal & Company Secretary

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013

iGATE COMPUTER SYSTEMS LIMITED (formerly known as Patni Computer Systems Limited)

By:	/s/ RAJESH RAMDAS
Name:	Rajesh Ramdas
Title:	Company Secretary

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Exit Letter of Offer dated May 22, 2012†

(a)(1)(B)	Original Letter of Offer dated March 14, 2012†

(a)(1)(C)	Application Form dated May 22, 2012†

(a)(1)(D)	Results of the Postal Ballot (incorporated by reference to iGATE’s Form 8-K filed on January 10, 2012)

(a)(1)(E)	Postal Ballot Notice, dated December 5, 2011 (incorporated by reference to Exhibit 99.1 to iGATE’s Form 8-K filed on December 12, 2011)

(a)(1)(F)	Patni Computer Systems Limited letter to the Holders of American Depositary Shares, dated December 6, 2011†

(a)(1)(G)	Patni Computer Systems Limited letter dated November 16, 2011 (incorporated by reference to Patni’s Form 6-K furnished on November 17, 2011)

(a)(5)(A)	ADR Termination Notice, dated December 14, 2012, provided by the Bank of New York Mellon to holders of ADRs†

(a)(5)(B)	Notice Convening the Meeting of Shareholders, dated December 29, 2012†

(a)(5)(C)	Notice Convening Meeting of the Equity Shareholders, published on December 29, 2012†

(a)(5)(D)	Notice to ADR Holders, dated February 12, 2013, provided by the Bank of New York Mellon to holders of ADRs

(a)(5)(E)	Chairman’s Report of the meeting of shareholders of iGATE Computer Systems Limited, filed with the High Court of Judicature at Bombay on February 11, 2013

(b)	None

(d)(1)	Share Purchase Agreement, dated January 10, 2011, by and among Mr. Gajendra K. Patni, Mr. Ashok K. Patni and Mr. Narendra K. Patni, Pan-Asia iGATE Solutions and iGATE Global Solutions Limited (incorporated by reference to Exhibit 2.1 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(2)	Share Purchase Agreement, dated January 10, 2011, between General Atlantic Mauritius Limited and Pan-Asia iGATE Solutions (incorporated by reference to Exhibit 2.2 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(3)	Securities Purchase Agreement, dated January 10, 2011, between General Atlantic Mauritius Limited and Pan-Asia iGATE Solutions (incorporated by reference to Exhibit 2.3 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(4)	Performance Guarantee of iGATE Corporation, dated January 10, 2011 (incorporated by reference to Exhibit 2.4 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(5)	Performance Guarantee of iGATE Corporation, dated January 10, 2011 (incorporated by reference to Exhibit 2.5 to iGATE’s Form 8-K filed on January 12, 2011)

Exhibit No.

(d)(6)	Letter to Holders of American Depositary Shares of Patni Computer Systems Limited dated January 25, 2012 (incorporated by reference to Exhibit 99.1 to iGATE’s Form 8-K filed on January 26, 2012)

(g)	None

(h)	None

†	Previously filed.